UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 17, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM REPORTS,

GOOD OPERATIONAL MOMENTUM WITH 4Q15 AND FY15 RESULTS

KEY RESULTS AND DEVELOPMENTS

2015

•	Significant transactions announced for operations in Italy and Pakistan

•	Improved capital structure with the tower sale in Italy and the USD bond tender in Russia

•	Delivered on 2015 targets

•	New strategic framework launched and on track

•	Continued operational improvements in most countries

•	Strengthened management team

4Q15

•	Organic[1] revenue growth of 1% YoY, demonstrating operational improvements in most countries

•	Underlying[2] EBITDA organically increased 5% YoY. Reported EBITDA declined 26% mainly due to currency headwinds and exceptional items of USD 105 million related to transformation and legal costs

•	Reported net income of USD 21 million, including exceptional items

2016 Targets

•	Service revenue of flat to low single digit organic YoY increase

•	EBITDA margin flat to plus one percentage point organically YoY

•	Capex/revenue ratio of 17-18%

•	Operating cash flow margin flat to two percentage points YoY growth

•	Net debt to EBITDA for the Group of ~2x

Amsterdam (February 17, 2016) – VimpelCom Ltd. (NASDAQ: VIP), the international communications and technology company, that is committed to bringing the digital world to each and every customer, today announces financial and operating results for the quarter and year ended December 31, 2015. These results and the prior year numbers reflect the reclassification of Italy as an asset held for sale as a result of the joint venture announced in August 2015.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

(ITALY RECLASSIFIED AS AN ASSET HELD FOR SALE)

USD mln	4Q15	4Q14	Reported YoY		Organic[1] YoY		FY15	FY14	Reported YoY		Organic[1] YoY
Total revenue, of which	2,301	3,000	(23%)		1%		9,625	13,517	(29%)		1%
mobile and fixed service revenue	2,193	2,922	(25%)		(1%)		9,332	13,231	(29%)		(0%)
mobile data revenue	313	347	(10%)		21%		1,246	1,453	(14%)		24%
EBITDA	793	1,074	(26%)		3%		2,857	5,560	(49%)		(18%)
EBITDA underlying[2]	898	1,151	(22%)		5%		3,926	5,625	(30%)		(1%)
EBITDA margin underlying[2]	39.0%	38.4%	0.6	p.p.	1.6	p.p.	40.8%	41.6%	(0.8	p.p.)	(0.5	p.p.)
Net income/(loss) from continued operations	(190)	(967)	n.m.				(851)	(223)	n.m.
Net income/(loss) from discontinued operations	252	(90)	n.m.				263	(679)	n.m.
Net income/(loss) for the period attr. to VIP shareholders	21	(890)	n.m.				(691)	(647)	n.m.
Capital expenditures excl. licenses	634	799	(21%)				1,753	2,833	(38%)
Operating cash flow (EBITDA underlying less Capex)	264	352	(25%)				2,173	2,791	(22%)
Net debt	5,496	6,732	(18%)				5,496	6,732	(18%)
Net debt / underlying EBITDA	1.4	1.2					1.4	1.2
Total mobile customers (millions)[3]	196.3	197.1	(0%)				196.3	197.1	(0%)
Total fixed-line broadband customers (millions)	3.4	3.5	(2%)				3.4	3.5	(2%)

1)	Revenue and EBITDA organic growth are non-GAAP financial measures (see attachment E) that reflect changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions
2)	Underlying EBITDA excludes provisions for investigations and other legal costs, as well as transformation costs and material exceptional adjustments, see Attachment D
3)	Excluding Italy

For all definitions please see Attachment F

VimpelCom Ltd. 4Q 2015 | 1

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom has delivered on its 2015 targets despite a difficult backdrop of currency devaluations and economic challenges in most emerging markets across the world. We have reported stable organic revenue and EBITDA margin, with continued improvements in most operations.

During the year, we announced our new strategy to profoundly transform and reinvent VimpelCom into a leading digital operator and we have made significant progress in the implementation of our strategic initiatives as we continue to streamline our portfolio and transform our cost base.

In 2016, we remain firmly committed to executing on our strategy and building on the good momentum of 2015, which will see the company targeting flat to low single digit organic growth in service revenue, underlying EBITDA margins and operating cash flow.”

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 4Q 2015 | 2

MAIN EVENTS 4Q15

•	Italy joint venture and regulatory review process ongoing, notification submitted

•	Mobilink to combine with Warid Telecom in Pakistan

•	Agreement announced to sell Telecel Zimbabwe to ZARNet

•	Two additional Russia network sharing agreements announced

•	Jon Eddy appointed Head of Emerging Markets and Christopher Schlaeffer appointed Chief Digital Officer

•	Telenor announced intention to divest its shares in VimpelCom

•	Prospective settlements with the SEC/DOJ/OM

ITALY JOINT VENTURE AND REGULATORY REVIEW PROCESS ONGOING

In August 2015, VimpelCom announced that it had signed an agreement to enter into a 50-50 joint venture in Italy with CK Hutchison. Under the agreement, VimpelCom will merge WIND with 3 Italia to create a leading convergent operator in Europe’s fourth largest market. The formal regulatory review process has commenced with the submission of the merger control notification to the European Commission on February 5, 2016. VimpelCom expects that the transaction will complete around the end of 2016, subject to regulatory approvals. WIND Italy and 3 Italia will continue to operate separately pending completion.

PAKISTAN BUSINESS MOBILINK TO COMBINE WITH WARID TELECOM

On November 26, 2015, VimpelCom announced that it had reached an agreement to merge its Pakistan telecom business, Mobilink, with Warid Telecom, owned by Dhabi Group shareholders. The transaction is the first merger in the mobile telecommunications sector in Pakistan.

The combined business will service 45 million customers and, together with continued investments, will allow Mobilink and Warid to accelerate the availability of high-speed mobile telecommunications. It will provide customers and businesses with a best-in-class mobile network, more competitively-priced services and wider access to enablement facilities such as mobile financial services.

The transaction is expected to create Capex and Opex synergies with a net present value of approximately USD 500 million. The combined revenue of both companies for the 12 months to September 2015 was USD 1.4 billion.

The transaction is expected to close within 6 months from the announcement; subject to obtaining approvals from the relevant regulatory authorities in Pakistan and the satisfaction of customary closing conditions.

AGREEMENT ANNOUCED TO SELL OPERATION IN ZIMBABWE

On November 18, 2015, VimpelCom announced that its 51.9% owned subsidiary, Global Telecom Holding, had entered into an agreement with ZARNet (Private) Ltd to sell its stake in Telecel International Ltd for USD 40 million. Telecel International owns 60% of Telecel Zimbabwe (Pvt) Ltd. Transfer of ownership to ZARNet will occur after customary conditions are satisfied.

ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information & Communication Technology, Postal and Courier Services.

FURTHER 4G/LTE NETWORK SHARING IN RUSSIA

VimpelCom announced two additional network sharing agreements in Russia. On December 18, 2015, VimpelCom and MTS announced a large-scale project to share 4G/LTE frequencies in 20 regions of Russia, as an amendment to their December 2014 agreement. In the long-term, the agreement will allow for a doubling of the peak speeds currently available to MTS and Beeline Russia customers of up to 150 Mbps. Average data speeds are also expected to grow for the 4G/LTE users in the regions covered.

On January 27, 2016, VimpelCom and MegaFon announced a joint project to develop base stations and share 4G/LTE network development and operations across 10 regions of Russia. The agreement, which will see construction and operation costs shared by the two companies, will accelerate 4G/LTE coverage penetration across the 10 regions at lower costs.

NEW SENIOR MANAGEMENT TEAM APPOINTMENTS

In January 2016, VimpelCom appointed two new members to its management team. Christopher Schlaeffer was appointed Chief Digital Officer, and Jon Eddy was appointed Head of Emerging Markets.

Jon Eddy, as VimpelCom’s CEO for Emerging Markets, will be responsible for VimpelCom’s businesses in Algeria, Pakistan and Bangladesh, reporting to VimpelCom CEO, Jean-Yves Charlier. He joins VimpeCom from dtac, Thailand’s second largest mobile operator, where he was CEO. He has previously been CEO of Telenor Pakistan, COO of Maxis Mobile in Malaysia and CTO at Digi Telecom in Malaysia.

VimpelCom Ltd. 4Q 2015 | 3

Christopher Schlaeffer will be responsible for driving VimpelCom’s transformation into an open digital model and new ecosystem for the industry, supporting the development of new digital services and telecom propositions for customers, as well as leading the Group’s global commercial functions. He joins VimpelCom from his role as Founder and CEO of two tech startups in Berlin and London. Prior to this, Christopher was with Deutsche Telekom for 12 years.

Other recent appointments include Erik Aas as the new CEO of Bangladesh and Alexander Komarov as the new CEO of Kazakhstan, all of which represent another milestone in the strengthening of VimpelCom’s senior leadership team.

TELENOR DIVESTURE ANNOUNCEMENT

On October 5, 2015, Telenor announced its decision to divest its shares in VimpelCom and stated that it will not convert its preferred shares into common shares. Telenor has been a long-standing and highly supportive shareholder for many years, helping to build VimpelCom’s business. As VimpelCom moves forward with its recently announced new business strategy, it will work with Telenor to ensure a successful divestiture of its stake.

INVESTIGATIONS BY SEC/DOJ/OM

As previously disclosed, VimpelCom Ltd. (the “Company”) has engaged in discussions with the U.S. Department of Justice (the “DOJ”), the U.S. Securities and Exchange Commission (the “SEC”) and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) toward the resolution of the Company’s potential liabilities in the ongoing investigations relating primarily to the Company’s business in Uzbekistan and prior dealings with Takilant Ltd. These discussions have resulted in prospective settlements with the SEC, DOJ and OM. These prospective settlements remain subject to the approval of the pertinent authorities, and will not become final or announced until that time.

Based on the terms of the prospective settlements with the SEC, DOJ and OM, the Company and certain subsidiaries would, among other things, acknowledge certain violations of the U.S. Foreign Corrupt Practices Act and relevant Dutch laws and pay fines and disgorgements to the SEC, DOJ and OM, with those financial penalties within the previously disclosed provision for that purpose.

At this time, the Company will make no further comments on the prospective settlements, and reiterates that there can be no assurance that they will become effective in accordance with the terms described above.

VimpelCom Ltd. 4Q 2015 | 4

GROUP PERFORMANCE

2015

•	2015 results in line with targets:

•	Service revenue of USD 9.3 billion declined organically 0.2% YoY

•	Underlying EBITDA margin of 40.8% organically decreased 0.5 percentage point

•	Capex to revenue of 18.2%, at the lower end of the target range and a 2.8 p.p. improvement YoY

•	Net debt to EBITDA of 1.4x

4Q15

•	Revenue organic growth of 1% YoY, demonstrating operational improvements in most OpCos

•	Underlying EBITDA organically increased 5% YoY. Reported EBITDA declined 26% mainly due to currency headwinds and exceptional items of USD 105 million related to transformation and legal costs

•	Reported net income of USD 21 million, including exceptional items

FINANCIALS BY BUSINESS UNIT

USD mln	4Q15	4Q14	Reported YoY		Organic YoY		FY15	FY14	Reported YoY		Organic YoY
Total revenue	2,301	3,000	(23%)		1%		9,625	13,517	(29%)		1%
Russia	1,089	1,580	(31%)		(3%)		4,602	7,459	(38%)		(1%)
Emerging markets	711	798	(11%)		(0%)		2,910	3,294	(12%)		(2%)
Eurasia	506	692	(27%)		2%		2,206	2,934	(25%)		3%
HQ and eliminations	(5)	(70)	n.m.		n.m.		(92)	(170)	n.m.		n.m.

EBITDA	793	1,074	(26%)		3%		2,857	5,560	(49%)		(18%)

Russia	408	580	(30%)		(1%)		1,807	2,980	(39%)		(3%)
Emerging markets	317	308	3%		18%		1,340	1,472	(9%)		3%
Eurasia	251	304	(17%)		15%		1,067	1,407	(24%)		3%
HQ and eliminations	(183)	(118)	n.m.		n.m.		(1,358)	(300)	n.m.		n.m.

EBITDA margin	34.4%	35.8%	(1.4	p.p.)			29.7%	41.1%	(11.4	p.p.)

EBITDA underlying	898	1,151	(22%)		5%		3,926	5,625	(30%)		(1%)
Russia	398	580	(31%)		(3%)		1,797	2,980	(40%)		(3%)
Emerging markets	354	361	(2%)		12%		1,377	1,525	(10%)		2%
Eurasia	252	328	(23%)		7%		1,089	1,442	(24%)		2%
HQ and eliminations	(106)	(118)	(10%)		n.m.		(338)	(323)	4%		n.m.

EBITDA margin underlying	39.0%	38.4%	0.6	p.p.	1.6	p.p.	40.8%	41.6%	(0.8	p.p.)	(0.5	p.p.)

FY15 ANALYSIS

Total Group revenue in 2015 increased organically 1% YoY to USD 9.6 billion, driven by positive performance in Pakistan, Bangladesh, Ukraine, Uzbekistan and Kyrgyzstan, in part offset by negative performance primarily in Algeria and Kazakhstan. Reported revenue YoY declined 29% due to the adverse impact of currency movements in 2015. Service revenue was broadly flat YoY organically, due to a decline in voice revenue offset by strong growth in mobile data revenue. Total mobile customers decreased by 0.8 million to 196.3 million by the end of 4Q15, mainly due to the impact of regulation of the telecom industry in Pakistan, requiring operators to block unverified SIMs in 2Q15. Excluding this effect, the Group customer base would have grown by 4.8 million YoY.

In Russia, total revenue organically declined 1% YoY, as a result of a reduction in fixed-line service revenue, while mobile service revenue slightly increased. Fixed-line service revenue decreased by 12% YoY, as a result of a reduction in low-margin traffic. Mobile service revenue slightly increased 0.2% YoY, driven by 17% YoY growth in mobile data revenue to RUB 44.5 billion and growing interconnect revenue, partially offset by decreasing voice revenue. Beeline’s mobile customer base expanded 4% to 59.8 million YoY mainly as a result of sales through the Svyaznoy retail channel and improved churn rate.

Emerging markets, total revenue decreased organically 2% YoY in 2015, due to negative performance in Algeria, partially offset by positive performance in Bangladesh and Pakistan. Competition in all countries intensified during 2015, especially in data offers. The business unit continues to see customer growth, with 4.2 million added in year, excluding the impact of unverified SIMs blocking in Pakistan in 2Q15 of 5.6 million customers. In Algeria, service revenue decreased 7% YoY in FY15, due to churn of high value customers and ARPU erosion, partially offset by strong growth in mobile data revenue. In Pakistan, service revenue

VimpelCom Ltd. 4Q 2015 | 5

increased 1% YoY, as a result of 80% YoY growth in mobile data revenue and strong growth in mobile financial service revenue. In Bangladesh, service revenue reported a growth of 8% YoY in FY15, driven by 5% YoY growth in the customer base to 32.3 million and a strong growth in mobile data revenue of 81% YoY.

Total revenue in Eurasia increased organically 3% YoY, mainly driven by service revenue growth in Ukraine, Uzbekistan and Kyrgyzstan, partially offset by a decline in service revenue in Kazakhstan. In Ukraine, service revenue grew 10% YoY, as a result of increased international incoming revenue positively impacted by USD dollar pricing, strong growth of mobile data revenue to UAH 1.4 billion and new commercial activities in 2015. In Uzbekistan, service revenue increased 10% YoY to UZS 1,825 billion primarily as a result of 14% YoY growth in mobile data to UZS 349 billion and an indexation impact due to Beeline´s price plans being denominated in US dollars. In Kyrgyzstan, service revenue increased 10% YoY to KGS 10.5 billion, driven by 26% YoY mobile data revenue growth to KGS 1.2 billion. In Kazakhstan, service revenue decreased 7% YoY to KZT 126.2 billion, driven by 9% decline in mobile service revenue to KZT 110 billion, partially offset by 11% YoY growth in fixed-line service revenue to KZT 16.1 billion. Mobile service revenue decreased due to increased competition and a 29% YoY reduction in mobile termination rates (MTR) to KZT 8.0 from KZT 11.2.

Reported Group EBITDA in FY15 declined to USD 2.9 billion million due to the exceptional items mentioned below, excluding which, underlying EBITDA was USD 3.9 billion, an organic decrease of 1% YoY.

In 2015, VimpelCom has recognized exceptional items, totaling USD 1,069 million. The major items comprise USD 927 million of provisions for investigations and legal costs (of which USD 900 million is the provision for future costs related investigations by SEC/DOJ/OM), as well as transformation costs of USD 156 million related to the Group wide performance transformation program, partially offset by exceptional adjustments of USD 14 million (refer to Attachment D). Reported EBITDA is negatively impacted by USD 1,069 million.

In 2014, VimpelCom recognized exceptional items totaling USD 65 million, mainly due to the closing of the Algeria transaction.

The reconciliation table for EBITDA and underlying EBITDA is disclosed in Attachment D.

In Russia, underlying EBITDA decreased organically 3% YoY due to the negative impact of the depreciation of the ruble which impacted roaming and interconnect costs.

Emerging markets showed underlying EBITDA organic growth of 2% YoY due to continued cost efficiency initiatives and decreases in utility costs. Underlying EBITDA increased organically 7% YoY in Pakistan and 23% YoY in Bangladesh, as a result of revenue growth and results from performance transformation initiatives, while in Algeria underlying EBITDA decreased organically 4% YoY due to revenue decline.

Eurasia reported an organic growth of 2% YoY in underlying EBITDA in 2015, mainly driven by strong revenue performance in Ukraine and Uzbekistan, partially offset by a decline in Kazakhstan. In Ukraine, underlying EBITDA increased organically by 13% YoY and in Uzbekistan by 9% YoY. In Kazakhstan, underlying EBITDA decreased 11% YoY organically due to intensified competition and devaluation of the Kazakh tenge.

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	2,301	3,000	(23%)		9,625	13,517	(29%)
Service revenue	2,193	2,922	(25%)		9,332	13,231	(29%)
EBITDA	793	1,074	(26%)		2,857	5,560	(49%)
EBITDA margin	34.4%	35.8%	(1.4	p.p.)	29.7%	41.1%	(11.4	p.p.)
Depreciation and amortization and other	(644)	(1,611)	(60%)		(2,350)	(3,687)	(36%)
EBIT	148	(536)	n.m.		506	1,873	(73%)
Financial income and expenses	(184)	(220)	(16%)		(777)	(1,025)	(24%)
Net foreign exchange (loss)/gain and others	(64)	(176)	(63%)		(343)	(472)	(27%)
Profit/(loss) before tax	(100)	(933)	n.m.		(613)	375	n.m.
Income tax expense	(90)	(34)	163%		(238)	(599)	(60%)
Profit/(loss) from continued operations	(190)	(967)	n.m.		(851)	(223)	n.m.
Profit/(loss) from discontinued operations	252	(90)	n.m.		263	(679)	n.m.
Net income/(loss) attributable to VimpelCom shareholders	21	(890)	n.m.		(691)	(647)	n.m.

	4Q15	4Q14	YoY		FY15	FY14	YoY
Capex expenditures	694	840	(17%)		2,006	3,434	(42%)
Capex expenditures excl licenses	634	799	(21%)		1,753	2,833	(38%)
Capex excl licenses/revenue					18%	21%

VimpelCom Ltd. 4Q 2015 | 6

4Q15 ANALYSIS

EBIT increased YoY to USD 148 million in 4Q15 due to fewer impairment charges and lower depreciation. The decrease in depreciation and amortization was a result of weakening local currencies and accelerated depreciation due to network equipment swap in Pakistan. Impairment charges in 4Q15 amounted to USD 136 million, mainly related to network equipment in Pakistan and Russia, while 4Q14 impairment charges of USD 1.0 billion included a goodwill impairment related to assets in Ukraine, Pakistan and Laos.

Loss before tax decreased YoY to USD 100 million as a result of higher EBIT. The higher financial expenses were a result of additional charges due to the repayment and issuance of ruble bonds at the PJSC level. Depreciating local currencies resulted in foreign exchange losses in 4Q15, however fewer than in 4Q14.

Income tax expenses increased YoY in 4Q15 to USD 90 million due to improved net results in Emerging markets and Ukraine.

Profit from discontinued operations was USD 252 million in 4Q15, improving YoY compared to a loss of USD 90 million in 4Q14, mainly due to significantly lower financial expenses as a result of a refinancing of WIND Italy.

Net income attributable to VimpelCom shareholders was USD 21 million, impacted by the exceptional items in Opex aggregating to USD 105 million in 4Q15.

FY15 ANALYSIS

EBIT decreased YoY to USD 506 million in FY15 due to local currency depreciation against the US dollar and exceptional items included above in EBITDA amounting to USD 1,069 million, compared to a provision of USD 50 million in 2014 related to the closing of the Algeria transaction. This was partially offset by lower impairment charges in FY15 of USD 245 million compared to USD 1.0 billion in FY14.

Loss before tax increased YoY to USD 613 million due to lower EBIT, partially offset by significantly lower financial expenses as a result of successful refinancing activities during 2014 and 2015.

Income tax expenses decreased YoY in FY15 to USD 238 million due to a decrease in provisions for future withholding taxes on intercompany dividends.

Profit from discontinued operations was USD 263 million in FY15, improving YoY compared to a loss of USD 679 million in FY14, mainly due to significantly lower financial expenses as a result of a refinancing conducted at WIND Italy.

Net loss attributable to VimpelCom shareholders was USD 691 million, significantly impacted by the exceptional items amounting to USD 1,069 million in FY15.

Capex excluding licenses decreased 38% YoY to USD 1,753 million in FY15, mainly due to the depreciation of local currencies against the US dollar as well as organic Capex savings. The Company will maintain its strategy of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Italy and Georgia, as well as 3G networks in Algeria, Pakistan, Bangladesh and Ukraine.

VimpelCom Ltd. 4Q 2015 | 7

FINANCIAL POSITION & CASH FLOW

USD mln	4Q15	3Q15	QoQ
Total assets	33,841	34,928	(3%)
Shareholders’ equity	3,729	4,262	(13%)
Gross debt	9,544	9,742	(2%)
Net debt	5,496	5,437	1%
Net debt / underlying LTM EBITDA	1.4	1.3

USD mln	4Q15	4Q14	YoY	FY15	FY14	YoY
Net cash from operating activities	907	1,398	(492)	2,033	5,279	(3,246)
from continued operations	485	917	(432)	1,104	4,613	(3,509)
from discontinued operations	422	482	(60)	929	666	263
Net cash from / (used in) investing activities	(949)	(906)	(43)	(2,634)	(3,977)	1,344
from continued operations	(674)	(580)	(94)	(2,494)	(2,994)	500
from discontinued operations	(275)	(326)	50	(140)	(984)	844
Net cash from / (used in) financing activities	(100)	259	(359)	(1,439)	1,329	(2,768)
from continued operations	(97)	368	(465)	(732)	2,007	(2,739)
from discontinued operations	(3)	(109)	106	(707)	(678)	(29)

Gross debt decreased 2% QoQ due to RUB depreciation against the US dollar (for a detailed debt composition by the end of 2015, please see Appendix B “Debt Overview”). However, net debt slightly increased 1% QoQ due to a decrease in cash and cash equivalents.

Net cash from operating activities declined YoY due to the decline in EBITDA mainly due to negative currency headwinds, which was only slightly offset by the positive effect of lower interest payments.

Net cash flow used in investing activities decreased YoY as a combined effect of a decrease in cash Capex of 40% YoY to USD 1,717 million in 2015, offset by deposits outflows. In 2014, the same cash flow line was positively impacted by the sale of the company’s interests in the Central African Republic, Burundi and Wind Canada and deposits cash inflows.

Net cash used in financing activities increased YoY in 2015 due to debt repayment, in particular the settlement of the bond tender offer and cash as a result of the transaction in Algeria used to repay debt. 2014 figure can be explained by drawdowns under HQ credit facilities.

VimpelCom Ltd. 4Q 2015 | 8

COUNTRY PERFORMANCE - 4Q15

• Russia
• Algeria
• Pakistan	Emerging markets
• Bangladesh

• Ukraine
• Kazakhstan	Eurasia
• Other

VimpelCom Ltd. 4Q 2015 | 9

FINANCIALS BY COUNTRY

USD mln	4Q15	4Q14	Reported YoY	Organic YoY	FY15	FY14	Reported YoY	Organic YoY
Service revenue	2,193	2,922	(25%)	(1%)	9,332	13,231	(29%)	(0%)
Russia	1,030	1,511	(32%)	(4%)	4,433	7,249	(39%)	(2%)
Algeria	292	393	(26%)	(7%)	1,259	1,678	(25%)	(7%)
Pakistan	241	239	1%	4%	960	966	(1%)	1%
Bangladesh	151	144	4%	6%	596	556	7%	8%
Ukraine	152	215	(29%)	12%	621	1,059	(41%)	10%
Kazakhstan	106	192	(45%)	(9%)	593	754	(21%)	(7%)
Uzbekistan	183	186	(1%)	12%	710	717	(1%)	10%
Kyrgyzstan	38	45	(16%)	7%	163	177	(8%)	10%
Armenia	25	32	(19%)	(10%)	107	136	(21%)	(9%)
Tajikistan	28	33	(17%)	(17%)	118	142	(17%)	(17%)
Georgia	12	21	(42%)	(24%)	56	77	(27%)	(7%)
HQ and eliminations	(65)	(89)	n.m.	n.m.	(283)	(280)	n.m.	n.m.

EBITDA reported	793	1,074	(26%)	3%	2,857	5,560	(49%)	(18%)
Russia	408	580	(30%)	(1%)	1,807	2,980	(39%)	(3%)
Algeria	162	148	10%	39%	684	857	(20%)	0%
Pakistan	104	99	5%	8%	409	386	6%	8%
Bangladesh	51	60	(15%)	(14%)	242	219	10%	11%
Ukraine	75	92	(19%)	30%	292	484	(40%)	15%
Kazakhstan	46	78	(41%)	(2%)	276	349	(21%)	(7%)
Uzbekistan	121	115	6%	20%	437	461	(5%)	5%
Kyrgyzstan	21	23	(9%)	15%	91	91	1%	21%
Armenia	7	6	9%	30%	40	46	(13%)	1%
Tajikistan	17	13	36%	36%	75	62	20%	20%
Georgia	2	5	(59%)	(45%)	10	20	(49%)	(34%)
HQ and eliminations	(220)	(143)	n.m.	n.m.	(1,506)	(396)	n.m.	n.m.

EBITDA Underlying	898	1,151	(22%)	5%	3,926	5,625	(30%)	(1%)
Russia	398	580	(31%)	(3%)	1,797	2,980	(40%)	(3%)
Algeria	174	198	(12%)	11%	696	907	(23%)	(4%)
Pakistan	106	102	4%	7%	409	389	5%	7%
Bangladesh	74	60	24%	25%	267	219	22%	22%
Ukraine	75	97	(23%)	23%	292	489	(40%)	13%
Kazakhstan	47	91	(48%)	(15%)	282	373	(25%)	(11%)
Uzbekistan	121	115	6%	20%	453	461	(2%)	9%
Kyrgyzstan	21	23	(9%)	15%	91	91	1%	21%
Armenia	7	6	9%	30%	40	46	(13%)	1%
Tajikistan	17	13	36%	36%	75	62	20%	20%
Georgia	2	11	(82%)	(76%)	10	26	(61%)	(50%)
HQ and eliminations	(143)	(143)	n.m.	n.m.	(486)	(419)	n.m.	n.m.

Note: HQ and eliminations in “financials by countries” differ from the “financials by business unit” due to eliminations within business unit.

VimpelCom Ltd. 4Q 2015 | 10

RUSSIA

RUB mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	71,747	73,947	(3%)		278,427	281,898	(1%)
Mobile service revenue	56,543	56,360	0%		221,925	221,438	0%
Fixed-line service revenue	11,279	14,217	(21%)		46,041	52,064	(12%)
EBITDA	26,887	27,042	(1%)		109,020	111,935	(3%)
EBITDA underlying	26,149	27,042	(3%)		108,281	111,935	(3%)
EBITDA margin	37.5%	36.6%	0.9	p.p.	39.2%	39.7%	(0.6	p.p.)
EBITDA margin underlying	36.4%	36.6%	(0.1	p.p.)	38.9%	39.7%	(0.8	p.p.)
Capex excl licenses	23,368	20,648	13%		52,069	59,675	(13%)
Capex excl licenses /revenue					19%	21%

Mobile
Total revenue	60,302	59,637	1%		232,088	229,266	1%
- of which mobile data	12,253	10,523	16%		44,691	38,065	17%
Customers (mln)	59.8	57.2	4%
- of which data users (mln)	34.3	32.8	5%
ARPU (RUB)	314	325	(3%)
MOU (min)	319	316	1%
Data usage (MB)	1,712	1,313	30%
Fixed-line
Total revenue	11,445	14,309	(20%)		46,339	52,632	(12%)
Broadband revenue	2,886	3,230	(11%)		11,983	12,771	(6%)
Broadband customers (mln)	2.2	2.3	(3%)
Broadband ARPU (RUB)	432	477	(10%)

In 4Q15 Russia continued to execute on its plan, focusing on driving customer excellence and creating a more customer-centric organization. As a result, the company has reported another quarter of continued operational improvements in churn and growing the customer base. However, the macro-economic slowdown and weakened ruble continued to negatively impact revenue growth and profitability.

Beeline’s mobile customer base expanded 4% YoY to 59.8 million in 4Q15 mainly as a result of improved churn and sales through the Svyaznoy retail channel and monobrand stores, representing the fifth consecutive quarter of year on year customer growth. More importantly, the quality of the customer base improved and churn declined 12 percentage points YoY to an annualized rate of 51% as a result of strong active sales and growth of customer reactivations in December. Beeline remains the number two ranked NPS operator among the three largest operators, but improved its relative position compared to the leader.

Total service revenue in 4Q15 declined 4% YoY to RUB 67.8 billion, as a result of a decline in fixed-line service revenue. At the same time, mobile service revenue increased slightly YoY to RUB 56.5 billion, driven by 16% YoY growth in mobile data revenue to RUB 12.3 billion and growing interconnect revenue.

The increase in mobile data revenue is attributable to the active bundle promotion and customer traffic growth, although this was partially offset by lower voice and roaming revenue due to an average price per minute reduction as existing customers continued to migrate to the company’s current price plans.

Fixed-line service revenue decreased by 21% YoY to RUB 11.3 billion as a result of a reduction in low-margin traffic, and lower B2B revenue due to the macro-economic slowdown.

EBITDA decreased 0.6% YoY to RUB 26.9 billion due to the negative impact of the depreciation of the ruble on roaming and interconnect costs and a provisioning of RUB 1.4 billion for restructuring costs related to the performance transformation program. This was partially offset by a positive one-off adjustment of RUB 2.2 billion related to site rental capitalization and a reduction in Opex. EBITDA margin increased 0.9 percentage points YoY to 37.5%. Underlying EBITDA excluding the adjustments related to the performance transformation costs and site rental capitalization decreased 3% YoY. Excluding the negative effect of the weakening ruble, underlying EBITDA would have been stable.

VimpelCom Ltd. 4Q 2015 | 11

The company is continuing its efforts to improve the quality of its distribution channels. Beeline is increasing the number of owned monobrand stores every month which is allowing the company to enhance the level of customer service, increase smartphone penetration and reduce overall churn. Beeline also introduced the Family Bundle, a family tariff offer that packages services providing free unlimited calls between family members, all on one account. In addition, special content for family entertainment is offered.

The company continued to invest in high-speed data networks during the quarter and is on track with its plans for the accelerated roll out of 4G/LTE. On December 18, 2015, it announced an agreement with MTS to share 4G/LTE radio frequencies in 20 regions of Russia. In the long term, the agreement allows for a doubling of the peak speeds available to customers up to 150 Mbps. In addition, VimpelCom and MegaFon announced a joint project to develop base stations and share 4G/LTE network development and operation across 10 regions of Russia. FY15 Capex to revenue ratio stood at 19%.

VimpelCom Ltd. 4Q 2015 | 12

ALGERIA

DZD bln	4Q15	4Q14	YoY	FY15	FY14	YoY
Total revenue	31.9	33.7	(5%)	127.6	136.2	(6%)
Mobile service revenue	31.2	33.5	(7%)	126.1	135.0	(7%)
of which mobile data	1.4	0.7	116%	4.6	1.6	185%
EBITDA	17.3	12.4	39%	68.6	68.5	0%
EBITDA Underlying	18.6	16.7	11%	69.8	72.8	(4%)
EBITDA margin	54%	37%	17.4p.p.	54%	50%	3.4p.p.
EBITDA Underlying margin	58%	50%	8.7p.p.	55%	53%	1.3p.p.
Capex excl licenses	7.3	7.0	5%	19.5	31.2	(38%)
Capex excl licenses revenue				15%	23%

Mobile
Customers (mln)	17.0	17.7	(4%)
- of which mobile data customers (mln)[1]	2.9	0.8	247%
ARPU (DZD)	608	622	(2%)
MOU (min)	375	200	87%
Data usage (MB)	416	169	146%

1)	Data customers include customers that have performed at least one mobile data event on 3G network in the previous four months

Djezzy continued to implement its transformation program in 4Q15 which is expected to take another 9 months to complete. However the market remained challenging with ongoing aggressive price competition and device promotions. As a result, the improvement in revenue trends seen over previous quarters reversed during 4Q15, although EBITDA continued to improve.

In 3Q15, the Algerian telecom regulator approved the 2015-2016 interconnection rates for mobile operators, which is favorable for Djezzy as it partially reduced the asymmetry on the rates. The national incoming interconnect rate increased from DZD 0.96 to DZD 1.1 and outgoing interconnect rate decreased from DZD 2.2 to DZD 1.8-1.9. As a result, Djezzy recorded additional revenue of approximately DZD 0.5 billion and reduced service costs by DZD 0.2 billion in 4Q15.

Djezzy’s service revenue declined 7% YoY mainly due to high value customer churn and ARPU erosion. This is mainly due to the impact of the delayed launch of 3G. In order to mitigate this impact Djezzy launched several offers in 4Q15 for its prepaid segment, as well as increased the focus on postpaid and data offers. Data revenue continued its strong growth doubling YoY.

The customer base declined 4% YoY to 17.0 million in 4Q15 as a result of price competition and a gap versus competitors in a 3G roll-out. However, Djezzy still remains the market NPS leader.

Mobile ARPU decreased 2% YoY due to the churn of high-value customers and as a result of the migration of customers to the new offers and bundles.

Underlying EBITDA, excluding 4Q14 adjustments related to the Algeria transaction and performance transformation costs in 4Q15, increased 11% YoY to DZD 18.6 billion due to the favorable change in interconnect rates and the impact of the operational excellence and performance transformation program. Reported EBITDA margin remained robust at 54%.

Djezzy continued its investments in its high-speed 3G network and 2G network modernization. In 4Q15, Capex excluding licenses was DZD 7.3 billion, a 5% increase YoY due to the ongoing roll-out of 3G to new regions, with a FY15 Capex to revenue ratio at 15%. At the end of December 2015, Djezzy’s 3G network covered 55% of the country’s population. In November 2015, Djezzy received approval to roll out 3G to all regions in Algeria by the end of 2016 compared to the previous restriction of 2017 in the initial 3G license.

VimpelCom Ltd. 4Q 2015 | 13

PAKISTAN

PKR bln	4Q15	4Q14	YoY	FY15	FY14	YoY
Total revenue	26.8	25.5	5%	104.2	102.0	2%
Mobile service revenue	25.3	24.3	4%	98.6	97.6	1%
of which mobile data	2.6	1.4	79%	8.8	4.9	80%
EBITDA	10.9	10.1	8%	42.0	39.0	8%
EBITDA Underlying	11.1	10.1	10%	41.9	39.0	7%
EBITDA margin	40.5%	39.5%	1.0p.p.	40.4%	38.2%	2.1p.p.
EBITDA Underlying margin	41.2%	39.5%	1.7p.p.	40.2%	38.2%	2.0p.p.
Capex excl licenses	7.2	9.1	(21%)	24.5	35.4	(31%)
Capex excl licenses /revenue				24%	35%

Mobile
Customers (mln)	36.2	38.5	(5.8%)
- of which mobile data customers (mln)	16.8	14.4	17%
ARPU (PKR)	228	204	12%
MOU (min)	689	505	36%
Data usage (MB)	341	169	101%

On November 2015, VimpelCom announced it had reached an agreement to merge Mobilink with Warid Telecom to create the leading high-speed mobile operator in Pakistan. The companies are currently in the process of fulfilling pre-closing regulatory approval requirements in Pakistan.

Service revenue growth for the year was 1%, with the decline in voice revenue more than offset by growth in data and MFS. This follows service revenue declines in the past two years. While in 4Q15, Mobilink recorded total revenue growth for the second consecutive quarter, a 5% increase YoY. The increase was driven by data revenue growth of 79% YoY due to attractive bundle offers following the 3G network roll-out. Service revenue increased by 4% YoY. MFS revenue saw good growth of 72% YoY due to an increase in OTC transactions and focused agent-based initiatives. MFS now represents 3% of service revenue.

Mobilink maintained its leading market position during the quarter. This growth follows Mobilink’s successful completion of the SIM re-verification process in 1H15, in which the Company managed to verify 87% of its customers representing 99% of its revenue.

Mobilink’s customer base increased 3% QoQ in 4Q15 driven by improved segmentation of its customer base, creating distribution channel effectiveness, and continued focus on price simplicity and transparency for its customers. NPS improved in 4Q15, and further improvements remain a key priority for 2016. However, as a result of the blocking of unverified SIMs due to the SIM re-verification process, the customer base decreased 6% YoY to 36.2 million in 4Q15.

As part of its continued efforts to stimulate smartphone penetration growth, in 4Q15 Mobilink launched co-branded phones and a new handset brand ‘Jazz X’ with a low-end feature phone and three high-end smartphones. Initial sales volumes are encouraging.

Underlying EBITDA margin increased 1.7 p.p. YoY to 41.2% in 4Q15, representing three consecutive quarters of growth as a result of the above mentioned revenue increase and cost efficiency initiatives, mainly in procurement and utilities.

Capex in 4Q15 decreased to PKR 7.2 billion YoY as the 2G network modernization was completed in 2014; the FY15 Capex to revenue ratio was at 24% and the company continues to invest in its high-speed 3G network roll-out.

VimpelCom Ltd. 4Q 2015 | 14

BANGLADESH

BDT bln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	12.0	11.3	6%		47.1	43.7	8%
Mobile service revenue	11.8	11.2	6%		46.4	43.1	8%
of which mobile data	1.0	0.6	65%		3.2	1.8	81%
EBITDA	4.0	4.6	(14%)		18.9	17.0	11%
EBITDA Underlying	5.7	4.6	24%		20.8	17.0	23%
EBITDA margin	33.1%	40.8%	(7.7	p.p.)	40.1%	38.9%	1.1	p.p.
EBITDA Underlying margin	47.9%	40.8%	7.1	p.p.	44.2%	38.9%	5.3	p.p.
Capex excl licenses	3.3	4.6	(29%)		10.5	13.8	(24%)
Capex excl licenses /revenue					22%	32%

Mobile
Customers (mln)	32.3	30.8	5%
- of which mobile data customers (mln)	14.0	12.2	15%
ARPU (BDT)	121	122	(0%)
MOU (min)	305	303	1%
Data usage (MB)	134	52	155%

Banglalink continues to demonstrate strong growth and an improving financial performance despite intensifying market competition. The company maintained its focus on customer acquisition through attractive, simple offers that enhance price perception, while also continuing with its promotions to stimulate data usage. Banglalink also continued to expand its 3G roll-out, which now effectively covers 33% of the country’s population.

In 4Q15, Banglalink’s total revenue increased 6% YoY to BDT 12 billion, despite a three percentage point negative impact from the imposition of a new tax based on mobile usage. This result was mainly attributable to a 5% YoY customer growth to 32 million, a 65% YoY increase in data revenue and a 41% increase in content revenue. However, the introduction of biometric identity verification of both new and existing customers continues to slow down customer growth in the market. Data usage increased 155% YoY as the number of data users grew by 15% YoY supported by expanding 3G coverage and rising smartphone penetration. Despite aggressive price competition, Banglalink’s ARPU was stable YoY on the back of growing data usage.

The combination of Banglalink’s strengthened network and attractive data offers enabled the company to maintain its superior customer experience and leading position in NPS during the quarter.

In 4Q15, the company’s underlying EBITDA, excluding one-offs which were mainly related to restructuring costs for the performance transformation program and provisions, grew 24% YoY to BDT 5.7 billion driven by the revenue increase and Opex control initiatives. Underlying EBITDA margin reached 47.9%.

Capex was down 28.6% YoY to BDT 3.3 billion in 4Q15, while FY15 Capex to revenue ratio was at 22%.

VimpelCom Ltd. 4Q 2015 | 15

UKRAINE

UAH mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	3,472	3,095	12%		13,475	12,231	10%
Mobile service revenue	3,206	2,863	12%		12,475	11,190	11%
Fixed-line service revenue	257	225	14%		967	1,017	(5%)
EBITDA	1,706	1,311	30%		6,332	5,526	15%
EBITDA underlying	1,706	1,383	23%		6,332	5,598	13%
EBITDA margin	49.1%	42.3%	6.8	p.p.	47.0%	45.2%	1.8	p.p.
EBITDA underlying margin	49.1%	44.7%	4.5	p.p.	47.0%	45.8%	1.2	p.p.
Capex excl licenses	869	554	57%		3,566	1,652	116%
Capex excl licenses /revenue					26%	14%

Mobile
Total operating revenue	3,215	2,870	12%		12,508	11,212	12%
of which mobile data	449	256	75%		1,442	984	47%
Customers (mln)	25	26	(3%)
of which data customers(mln)	12.0	11.1	8%
ARPU (UAH)	41	36	14%
MOU (min)	562	524	7%
Data usage	200	106	87%
Fixed-line
Total operating revenue	257	225	14%		967	1,020	(5%)
Broadband revenue	143	111	29%		524	443	18%
Broadband customers (mln)	0.8	0.8	(0%)
Broadband ARPU (UAH)	59	46	28%

Kyivstar maintained its market leadership despite a challenging macro-economic environment and weakening local currency. During 4Q15, it continued to roll out its 3G network and offer the most extensive national coverage, reaching 500 cities, towns and settlements, equivalent to 35% of the population. The company also benefited from a strong growth trend in mobile data usage which continued during the quarter. The number of smartphone users on Kyivstar´s network now reaches 6.6 million, bringing smartphone penetration to 26%. Finally, Kyivstar also maintained and strengthened its position as the market NPS leader.

Service revenue increased 12% YoY to UAH 3.5 billion in 4Q15. Mobile service revenue grew 12% YoY to UAH 3.2 billion as a result of increased international incoming revenue positively impacted by currency, strong growth of mobile data revenue, new commercial activities and value- added offerings. Mobile data revenue experienced strong growth of 75% YoY driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans. Mobile ARPU increased 14% YoY to UAH 41.3.

Kyivstar´s mobile customer base decreased 3% YoY to 25.4 million in 4Q15, mainly as a result of disconnections in parts of East Ukraine and lower overall gross adds. On an annual basis, churn improved by 1 percentage point YoY to 26%.

Fixed-line service revenue increased 14% YoY to UAH 257 million, supported by fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 29% YoY driven primarily by FTTB re-pricing. The fixed broadband customer base is stable YoY at 810 thousand, and fixed broadband ARPU increased 28% YoY to UAH 59.

EBITDA increased 30% YoY to UAH 1.7 billion in 4Q15 and EBITDA margin grew 6.8 percentage points YoY to 49.1%, driven by higher revenue and lower interconnect costs, which was partially offset by an increase in frequency fees due to the 3G license, higher utility and rental costs, and a negative currency devaluation effect. Underlying EBITDA adjusted for the exceptional item related to VAT, increased 23% YoY.

4Q15 Capex increased 57% YoY to UAH 869 million, mainly due to investments in the 3G network. The FY15 Capex to revenue ratio was 26%, with operating cash flow margin, defined as EBITDA less Capex, at 24% for 4Q15.

VimpelCom Ltd. 4Q 2015 | 16

KAZAKHSTAN

KZT mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	32,694	34,966	(6.5%)		127,618	135,267	(6%)
Mobile service revenue	27,141	31,148	(13%)		110,039	120,513	(9%)
Fixed-line service revenue	4,586	3,769	22%		16,129	14,565	11%
EBITDA	13,714	14,061	(2%)		58,067	62,492	(7%)
Underlying EBITDA	13,927	16,459	(15%)		59,292	66,860	(11%)
EBITDA margin	41.9%	40.2%	1.7	p.p.	45.5%	46.2%	(0.7	p.p.)
Underlying EBITDA margin	42.6%	47.1%	(4.5	p.p.)	46.5%	49.4%	(3.0	p.p.)
Capex excl licenses	7,616	10,057	(24%)		16,954	19,669	(14%)
Capex excl licenses /revenue					13%	15%

Mobile
Total revenue	28,093	31,183	(10%)		111,440	120,643	(8%)
-of which mobile data	5,490	5,603	(2%)		21,668	18,359	0.2
Mobile customers (mln)	9.5	9.8	(3%)
- of which mobile data customers (mln)	5.0	5.4	(8%)
Mobile ARPU (KZT)	907	1,041	(13%)
MOU (min)	294	298	(2%)
Data usage (MB)	822	369	123%
Fixed-line
Total revenue	4,601	3,783	22%		16,179	14,624	11%
Broadband revenues	1,943	1,844	5%		7,412	6,880	8%
Broadband customers (mln)	0.2	0.2	0%
Broadband ARPU (KZT)	3,067	3,024	1%

Beeline maintained its strong market position during the quarter and continued to gain EBITDA market share due to its attractive value proposition, network and distribution. Competition remains intense, however, although the company continues to maintain its commercially rational pricing strategy. Beeline expects the competitive environment to remain challenging throughout 2016.

Total service revenue decreased 9% YoY to KZT 31.7 billion, due to a 13% YoY decline in mobile service revenue, partially offset by a 22% YoY growth in fixed-line service revenue.

The decrease in mobile service revenue to KZT 27.1 billion was driven by increased competition and a 29% YoY reduction in MTR to KZT 8.0 from KZT 11.2. Excluding the MTR reduction, mobile service revenue would have decreased by 6% YoY. Mobile data revenue decreased 2% YoY due to price declines relating to the increased competition and decreased data revenue from large screens.

ARPU decreased 13% YoY to KZT 907, mainly due to the MTR reduction and declining voice revenue, reflecting the competitive market particularly in bundled tariff plans.

Mobile customers declined 3% YoY to 9.5 million as customers move more to single SIM as a result of increased bundle penetration, while annualized churn increased 5 percentage points to 61% driven by increased churn of external migrants after the devaluation of the Kazakh tenge.

The growth in fixed-line service revenue was due to 18% YoY growth in B2O Internet revenue as a result of new clients in 2015 and 50% YoY growth in traffic network revenue mainly driven by KZT devaluation.

Adjusted for the one-off in 4Q14 EBITDA related to an adjustment of technical maintenance of software from Capex to Opex, underlying EBITDA decreased by 15% YoY to KZT 14.0 billion and underlying EBITDA margin declined 4.5 percentage points to 42.6%, as a result of the decline in revenue, increase in service costs due to off-net traffic growth and the negative impact on costs as a result of the devaluation of the Kazakh tenge.

Capex was KZT 7.6 billion in 4Q15, and FY15 Capex to revenue stood at 13%.

VimpelCom Ltd. 4Q 2015 | 17

UZBEKISTAN

Mobile service revenue increased 12% YoY to UZS 496 billion as a result of good growth in mobile data and VAS revenue as well as an indexation impact due to Beeline´s price plans being denominated in USD. Mobile data revenue increased 6% YoY driven by 30% YoY growth in mobile data ARPU but was partially offset by a decrease in mobile data customers. Overall mobile ARPU increased 18% YoY as a result of commercial activities, indexation to the US dollar and mobile data revenue growth. The customer base decreased 6% YoY to 9.9 million due to the launch of two new mobile operators in the market in 2015, with churn increasing 9 percentage points to 57%. EBITDA increased 19% YoY to UZS 328 billion, with an EBITDA margin increase of 4.3 percentage points YoY to 65.9%. Going forward, Beeline expects the competition to increase while new government tax measures will negatively impact EBITDA in 2016. The Company aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

KYRGYZSTAN

Results were strong in Kyrgyzstan as mobile service revenue increased 7% YoY to KGS 2.7 billion, mainly driven by increasing interconnect revenue as a result of increased traffic and currency fluctuations. This growth was supported by strong growth in mobile data revenue of 19% YoY, with mobile data ARPU increasing 7% YoY. However, revenue growth was partially offset by declining voice revenue as a result of the intense competition and weakening macroeconomic conditions. The customer base decreased 1% YoY to 2.7 million due to the competitive environment and an increase in migration to Russia after Kyrgyzstan entered the Eurasian Customs Union (EACU) on August 6, 2015. However, the company remains the co-leader in NPS due to its high quality network and attractive pricing. EBITDA increased by 15% and EBITDA margin increased by 4 percentage points YoY to 55.6%, driven by the increase in revenue and ongoing network cost optimization efforts.

ARMENIA

The company has been able to strengthen its market position despite a challenging macro-economic situation. Service revenue decreased 10% YoY, due to declining mobile and fixed-line service revenue. Mobile service revenue decreased

8% YoY to AMD 5.7 billion, mainly due to declining voice revenue as a result of the weak macro-economic environment. However, mobile data revenue grew 16% YoY driven by the mobile customer base increasing 5% YoY due to the attractive value proposition and promotion of data bundles. Churn improved 1 percentage point YoY to an annualized rate of 40%. Fixed-line service revenue decreased 12% YoY to AMD 6.5 billion, mainly due to a decline in voice revenue and the reduction in the fixed-line customer base. Underlying EBITDA decreased 30% YoY to AMD 3.2 billion, while EBITDA margin increased by 7 percentage points to 25.1%.

TAJIKISTAN

The environment in Tajikistan remains challenging with increasing competition and currency headwinds. Mobile service revenue decreased 17% YoY to USD 28 million, mainly due to lower incoming international traffic as a result of fewer migrants living abroad due to the economic slowdown in the region and a weakening local currency. Mobile data revenue decreased in the quarter due to bans on popular websites and social networks and a weakening currency. Although the customer base decreased 10% to 1.2 million in a declining market, the company outperformed the market and continued to improve its network quality through investment in new power supply systems. EBITDA grew 36% YoY and EBITDA margin increased 24 percentage points YoY to 62.7%, due to lower international and local interconnect costs.

GEORGIA

The company’s total service revenue decreased by 24% YoY, as a result of a decrease in mobile service revenue, which declined 23% YoY to GEL 27 million. The decrease in mobile service revenue is attributed to declining voice revenue as a result of increased competition and the cancellation of asymmetrical MTRs. The company grew its mobile customer base 5% YoY due to an attractive value proposition and improving churn. NPS also continues to improve. Mobile data revenue grew 50% YoY, driven by the strong growth in mobile data customers as a result 4G/LTE launch in February 2015 and a 40% increase in mobile data ARPU. The company now covers 50% of the population with 4G/LTE. EBITDA decreased 45% YoY and EBITDA margin decreased 6.4 percentage points to 15%, mainly due to the decline in voice revenue although this was partially offset by cost efficiencies.

VimpelCom Ltd. 4Q 2015 | 18

ITALY (RECLASSIFIED AS AN ASSET HELD FOR SALE)

EUR mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	1,178	1,123	5%		4,428	4,633	(4%)
Mobile service revenue	736	746	(1%)		2,912	2,975	(2%)
Fixed-line service revenue	268	292	(8%)		1,096	1,192	(8%)
EBITDA	441	418	5.3%		1,671	1,804	(7%)
EBITDA margin	37.4%	37.2%	0.2	p.p.	37.7%	38.9%	(1.2	p.p.)
Capex excl licenses	251	261	(4%)		779	757	3%
Capex excl licenses /revenue					18%	16%
Mobile
Total revenue	880	820	7%		3,278	3,328	(1%)
Customers (mln)	21.1	21.6	(2%)
- of which data (mln)	11.6	10.2	14%
ARPU (EUR)	11	11	(0%)
MOU (min)	274	274	0%
Data usage (MB)	1,628	1,213	34%
Fixed-line
Total revenue	298	302	(1%)		1,150	1,305	(12%)
Total voice customers (mln)	2.8	2.8	(2%)
ARPU (EUR)	28.0	28.7	(2%)
Broadband customers (mln)	2.3	2.2	3%
Broadband ARPU (EUR)	20.9	21.6	(3%)
Dual-play customers (mln)	2.0	1.9	7%

Total revenue in 4Q15 increased 5.0% YoY to EUR 1.2 billion, mainly driven by a sharp increase in handset sales, resulting from the growing success of WIND’s ‘Telefono Incluso’ bundles, and lower other revenue in 4Q14 due to the effect of certain settlements fully accounted for in 3Q14 but commercially related to 4Q14. On an underlying basis, excluding the lower other revenue mentioned above, total revenue increased 1%. Service revenue declined 3.3% YoY with an improving trend versus previous quarters in mobile and worsening in fixed line mainly driven by seasonality.

In 4Q15 mobile service revenue decreased 1.4% YoY to EUR 736 million reflecting a further sequential improvement over the decline witnessed in previous quarters of 2015. Mobile data continued to grow at a double digit rate with a 10.0% YoY increase in revenue, reaching EUR 168 million, and a 14.3% increase in data users to 11.6 million, representing slightly more than half of WIND’s total mobile customer base of 21.1 million in 4Q15.

Mobile ARPU in the quarter remained stable YoY at EUR 11.4 confirming the stabilization trend witnessed during 2015. Data ARPU increased 6.8% YoY, completely offsetting the decline in the voice component, and accounting for 42% of total ARPU.

In fixed-line, service revenue decreased 8.3% YoY to EUR 268 million mainly due to the double digit decline of voice volumes due to fixed to mobile substitution, the lower indirect customer base (-20% YoY in 4Q15) as a result of WIND’s LLU focused strategy, and the growing preference by customers for fixed dual-play bundles offering unlimited DSL and pay per use voice for a lower monthly fee. The weak performance in voice was offset by a solid result in fixed broadband with revenue up 1.1% to EUR 141 million driven by the 4.0% YoY growth in the LLU segment. Broadband subscribers increased 3.1% YoY in 4Q15, with the dual-play component growing by a strong 7.0%.

WIND’s EBITDA in 4Q15 increased 5.3% on a reported basis reaching EUR 441 million; the YoY increase was partially flattered by the effect of certain settlements fully accounted for in 3Q14 but commercially related to 4Q14. On an underlying basis, adjusting 4Q14 for the above settlements and adjusting 4Q15 for the impact of Galata and for restructuring costs related to the performance transformation program recorded in the quarter, EBITDA increased 0.9% YoY. EBITDA margin in 4Q15 was 37.4%.

In 4Q15, WIND invested EUR 251 million in the further roll-out of its the 4G/LTE network, now covering 56% of the population, as well as increasing the capacity and coverage of the existing HSPA+ network.

VimpelCom Ltd. 4Q 2015 | 19

CONFERENCE CALL INFORMATION

On February 17, 2016, the Company will host an analyst & investor conference call on its 4Q15 and full year 2015 results at 3:00 pm CET (2:00 pm GMT).

The call and slide presentation may be accessed at http://www.vimpelcom.com

3:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 280 1254

Confirmation Code: 6402487

International call-in number: +1 (718) 354 1152

Confirmation Code: 6402487

The conference call replay and the slide presentations webcast will be available until March 5, 2016. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (866) 932 5017

Confirmation Code: 6402487

UK Replay Number: 0 800 358 7735

Confirmation Code: 6402487

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 4Q 2015 | 20

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, our prospective settlements with the SEC, DOJ and OM; the Company’s stated 2016 performance targets; future market developments and trends; expected synergies and timing of completion of the Italy joint venture and the Warid Telecom transaction; the expected completion of the Zimbabwe disposition; the expected benefits from the Company’s network sharing initiatives in Russia; the potential disposition of Telenor of its shares in the Company; operational and network development and network investment, including expectations regarding the roll out and benefits of 4G/LTE in Russia, anticipated timing of roll-out and benefits from 3G services in Algeria and Pakistan and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of failure by the pertinent authorities to approve our prospective settlements, continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations or other regulatory actions and/or litigation with third parties (including with respect to investigations by, and our prospective settlements with, the SEC, DOJ and OM), failure to satisfy or waive the conditions to completion of all or any of the Italy joint venture, the Warid Telecom transaction and the Zimbabwe disposition failure to obtain the requisite regulatory approvals or the receipt of approvals on terms not acceptable to the parties to these transactions, failure of the expected benefits of the Italy joint venture and the Warid Telecom transaction to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM

VimpelCom (NASDAQ: VIP) is an international communications and technology company driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands.

Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com

VimpelCom Ltd. 4Q 2015 | 21

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd Financial Schedules	23

Attachment B	Debt Overview	26

Attachment C	Country details	27

Attachment D	Reconciliation Tables	29

	Average Rates of Functional Currencies to USD

Attachment E	WIND Telecomunicazioni group condensed financial statement of income	31

Attachment F	Definitions	32

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2015.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 4Q 2015 | 22

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD mln	4Q15	4Q14	FY15	FY14
Total operating revenues	2,301	3,000	9,625	13,517
of which other revenues	39	7	103	68

Operating expenses
Service costs, equipment and accessories	551	743	2,187	3,214
Selling, general and administrative expenses	958	1,183	4,581	4,743
Depreciation	363	421	1,550	1,996
Amortization	129	131	517	647
Impairment loss	136	1,037	245	976
Loss on disposals of non-current assets	16	21	38	68
Total operating expenses	2,153	3,537	9,119	11,644

Operating profit/ (loss)	148	(536)	506	1,873
Finance costs	201	225	829	1,077
Finance income	(17)	(4)	(52)	(52)
Other non-operating losses/(gains)	12	(145)	43	(122)
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(1)	(4)	(14)	38
Net foreign exchange (gain)/ loss	54	325	314	556

Profit /(loss) before tax	(100)	(933)	(613)	375

Income tax expense	90	34	238	599

Profit/ (loss) from continued operations	(190)	(967)	(851)	(223)
Profit/ (loss) from discontinued operations	252	(90)	263	(679)
Profit/(loss) for the period	62	(1,057)	(589)	(903)
Non-controlling interest	(41)	166	(103)	256
The owners of the parent	21	(890)	(691)	(647)

VimpelCom Ltd. 4Q 2015 | 23

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	31 December 2015	31 December 2014
Assets
Non-current assets
Property and equipment	6,239	11,849
Intangible assets	2,224	7,717
Goodwill	4,223	10,285
Investments in associates and joint ventures	201	265
Deferred tax asset	133	575
Income Tax advances, non-current	28	91
Financial assets	164	602
Other non-financial assets	105	26
Total non-current assets	13,317	31,410

Current assets
Inventories	104	117
Trade and other receivables	677	1,886
Other non-financial assets	335	797
Current income tax asset	263	219
Other financial assets	395	266
Cash and cash equivalents	3,614	6,342
Total current assets	5,387	9,627

Assets classified as held for sale	15,137	5

Total assets	33,841	41,042

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	3,729	5,006
Non-controlling interests	129	(1,030)
Total equity	3,858	3,976

Non-current liabilities
Debt	8,025	23,654
Other financial liabilities	70	282
Provisions	280	527
Other non-financial liabilities	95	401
Deferred tax liability	404	1,637
Total non-current liabilities	8,874	26,501

Current liabilities
Trade and other payables	1,768	4,007
Dividends payable to the owners and NCI	0	0
Debt	1,519	2,789
Other financial liabilities	174	399
Other non-financial liabilities	1,040	1,930
Current income tax payable	24	72
Provisions	1,108	1,368
Total current liabilities	5,633	10,565

Liabilities associated with assets held for sale	15,477	—

Total equity and liabilities	33,841	41,042

VimpelCom Ltd. 4Q 2015 | 24

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	4Q15	4Q14	FY15	FY14
Operating activities
Profit after tax	(190)	(967)	(851)	(223)
Income tax expenses	90	34	238	599
Profit before tax	(100)	(933)	(613)	375
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	363	421	1,550	1,996
Amortization	129	131	517	647
Impairment loss	136	1,037	245	976
Loss/(Gain) From disposal of non current assets	16	21	38	68
Finance income	(17)	(4)	(52)	(52)
Finance cost	201	225	829	1,077
Other non operating losses / (Gains)	11	(137)	42	(102)
Net foreign exchange loss / (gain)	54	325	314	556
Share of loss of associates and joint ventures	(1)	(4)	(14)	38
Movements in provisions and pensions	52	43	(167)	110
Changes in working capital	(114)	72	(155)	321
Net interest paid	(135)	(182)	(807)	(1,002)
Net interest received	15	10	49	47
Income tax paid	(126)	(108)	(671)	(442)
Changes due to discontinued operations from operating activity	422	482	929	666

Net cash from operating activities	907	1,398	2,033	5,279
Proceeds from sale of property and equipment	5	8	15	19
Proceeds from sale of intangible assets	2	0	3	2
Purchase of property, plant and equipment	(467)	(622)	(1,717)	(2,834)
Purchase of licenses	(51)	(24)	(224)	(423)
Purchase of other intangible assets	(98)	(62)	(266)	(244)
Outflow for loan granted	(0)	(1)	(102)	(23)
Inflow from loan granted	(1)	0	101	110
Inflows/(outflows) from financial assets	27	37	74	38
Inflows/(outflows) from deposits	(73)	16	(361)	290
Acquisition of a subsidiary, net of cash acquired	(18)	(0)	(17)	0
Proceeds from sales of share in subsidiaries, net of cash	(0)	68	(0)	69
Receipt of dividends	—	(0)	0	2
Discontinued operations in investing activity	(275)	(326)	(140)	(984)
Net cash used in investing activities	(949)	(906)	(2,634)	(3,977)

Net proceeds from exercise of share options	—	1	2	3
Acquisition of non-controlling interest	(4)	—	(4)	—
Gross proceeds from borrowings	737	891	2,058	5,916
Fees paid for the borrowings	(6)	(21)	(6)	(56)
Repayment of borrowings	(763)	(424)	(4,840)	(3,765)
Dividends paid to equity holders	(61)	(60)	(61)	(71)
Proceeds from sale of treasury stock	—	—	—	—
Dividends paid to non-controlling interests	(1)	(18)	(189)	(19)
Proceeds from sale of non-controlling interests	—	—	2,307	—
Discontinued operations in financing activity	(3)	(109)	(707)	(678)
Net cash from/(used in) financing activities	(100)	259	(1,439)	1,329
Net increase in cash and cash equivalents	(142)	752	(2,040)	2,631
Cash and cash equivalent at beginning of period	3,931	5,661	6,086	4,454
Net foreign exchange difference	(30)	(309)	(351)	(727)
Cash and cash equivalent reclassified as Held for Sale	(145)	(18)	(81)	(272)
Cash and cash equivalent at end of period	3,614	6,086	3,614	6,086

VimpelCom Ltd. 4Q 2015 | 25

ATTACHMENT B: DEBT OVERVIEW

AS AT DECEMBER 31, 2015

Type of debt	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VimpelCom Holdings B.V.
Notes	6.2546%	USD	349	349	01.03.2017
Notes	7.5043%	USD	1,280	1,280	01.03.2022
Notes	9.0000%	RUB	12,000	181	13.02.2018
Notes	5.2000%	USD	571	571	13.02.2019
Notes	5.9500%	USD	983	983	13.02.2023
VimpelCom Amsterdam B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	17.04.2017
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	03.05.2017
Loan from China Development Bank Corporation	6 month LIBOR plus 3.3%	USD	457	457	21.12.2020
Loan from HSBC Bank plc	1.7200%	USD	222	222	31.07.2022
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.1250%	USD	499	499	30.04.2018
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.4930%	USD	264	264	02.02.2016
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	651	651	02.02.2021
Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.2500%	USD	266	266	23.05.2016
RUB denominated bonds	10.0000%	RUB	15,052	207	08.03.2022*
RUB denominated bonds	11.9000%	RUB	25,000	343	03.10.2025**
Loan from Sberbank	12.7500%	RUB	43,929	603	11.04.2018
Loan from Sberbank	12.7500%	RUB	16,667	229	29.05.2017
Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MOSPRIME plus 1.0%	RUB	3,190	44	30.04.2019
Pakistan Mobile Communications Limited (“PMCL”)
Loan from Habib Bank Limited	6 months KIBOR + 1.15%	PKR	4,500	43	16.05.2019
Syndicated loan via MCB Bank Limited	3 months KIBOR + 1.25%	PKR	4,000	38	28.11.2017
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	7,000	67	16.05.2019
Loan from United Bank Limited	6 months KIBOR + 1.10%	PKR	4,000	38	16.05.2021
Sukuk Certificates	3 months KIBOR + 0.88%	PKR	6,900	66	22.12.2019
Syndicated loan via Allied Bank Limited	6 months KIBOR + 1.00%	PKR	3,619	35	26.11.2018
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.6250%	USD	300	300	06.05.2019
Omnium Telecom Algeria SpA
Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0%	DZD	50,000	467	30.09.2019
Other loans, equipment financing and capital lease obligations				401

*	Subject to investor put option at March 17, 2017
**	Subject to investor put option at October 13, 2017

VimpelCom Ltd. 4Q 2015 | 26

ATTACHMENT C: COUNTRY DETAILS

CUSTOMERS1

	Mobile			Fixed-line broadband
million	4Q15	4Q14	YoY	4Q15	4Q14	YoY
Russia	59.8	57.2	4%	2.2	2.3	(3%)
Algeria	17.0	17.7	(4%)	—	—	—
Pakistan	36.2	38.5	(6%)	—	—	—
Bangladesh	32.3	30.8	5%	—	—	—
Emerging markets	85.5	86.9	(2%)	—	—	—

Ukraine	25.4	26.2	(3%)	0.8	0.8	(0%)
Kazakhstan	9.5	9.8	(3%)	0.2	0.2	0%
Uzbekistan	9.9	10.6	(6%)	0.01	0.01	44%
Armenia	0.8	0.8	9%	0.1	0.1	(1%)
Tajikistan	1.2	1.3	(10%)	—	—	—
Georgia	1.3	1.3	5%	—	—	—
Kyrgystan	2.7	2.7	(1%)	—	—	—
Eurasia	50.9	52.7	(3%)	1.2	1.2	(0%)

Laos	0.2	0.2	(31%)	—	—	—
Total	196.3	197.1	(0%)	3.4	3.5	(2%)
Italy	21.1	21.6	(2%)	2.3	2.2	3%

[1]	The mobile customer numbers for 2014 have been adjusted to remove customers in operations that have been sold or held for sale and to reflect revised customer numbers in Algeria

UZBEKISTAN

UZS bln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	497	445	12%		1,829	1,662	10%
Mobile service revenue	493	441	12%		1,811	1,643	10%
of which mobile data	91	85	7%		349	306	14%
Fixed-line service revenue	3	4	(12%)		13	16	(14%)
EBITDA	328	274	20%		1,124	1,066	5%
EBITDA margin	66%	62%	4.3	p.p.	61%	64%	(2.7	p.p.)
Capex excl licenses	53	67	(21%)		143	184	(22%)
Capex excl licenses LTM/revenue					8%	11%
Mobile
Customers (mln)	9.9	10.6	(6%)
Of which mobile data customers	4.7	5.5	(15%)
ARPU (UZS)	16,237	13,804	18%
MOU (min)	480.4	527.8	(9%)
Data usage (MB)	194.7	143.4	36%

ARMENIA

AMD mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	12,845	13,859	(7%)		53,111	57,479	(8%)
Mobile service revenue	5,669	6,155	(8%)		23,659	24,642	(4%)
- of which mobile data	735	634	16%		2,764	2,389	16%
Fixed service revenue	6,490	7,407	(12%)		27,602	31,622	(13%)
EBITDA	3,223	2,478	30%		18,896	18,671	1%
EBITDA margin	25%	18%	7.2	p.p	36%	32%	3.1	p.p
Capex excl licenses	3,493	2,605	34%		7,830	6,110	28%
Capex excl licenses LTM/revenue					15%	11%

Mobile
Customers (mln)	0.8	0.8	9%
-of which mobile data customers	0.4	0.4	5%
ARPU (USD)	2,169	2,588	(16%)
MOU (min)	350	371	(6%)
Data usage(MB)	1,339	1,025	31%

VimpelCom Ltd. 4Q 2015 | 27

TAJIKISTAN

USD mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	28	33	(17%)		118	142	(17%)
Mobile service revenue	28	33	(17%)		118	142	(17%)
-of which mobile data	1	1	(35%)		3	4	(33%)
EBITDA	17	13	36%		75	62	20%
EBITDA margin	63%	38%	24.2	p.p	63%	44%	19.5	p.p
Capex excl licenses	10	11	(15%)		16	18	(11%)
Capex excl licenses LTM/revenue					13%	12%

Mobile
Customers (mln)	1.2	1.3	(10%)
-of which mobile data customers	0.4	0.5	(13%)
ARPU (USD)	8	9	(9%)
MOU (min)	300	287	4%
Data usage (MB)	169	68	147%

GEORGIA

GEL mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	30	39	(22%)		130	140	(7%)
Mobile service revenue	27	35	(23%)		111	128	(13%)
-of which mobile data	2	1	50%		5	5	17%
Fixed-line service revenue	2	3	(28%)		16	8	102%
EBITDA	4	8	(45%)		23	35	(34%)
EBITDA margin	15%	21%	(6.4	p.p)	18%	25%	(7.3	p.p)
Capex excl licenses	23	14	63%		52	32	65%
Capex excl licenses LTM/revenue					40%	23%

Mobile
Customers (mln)	1.3	1.3	5%
-data customers	0.5	0.4	5%
ARPU (GEL)	6	8	(22%)
MOU (min)	229	230	(1%)
Data usage (MB)	167	62	167%

KYRGYZSTAN

KGZ mln	4Q15	4Q14	YoY		FY15	FY14	YoY
Total revenue	2,760	2,563	8%		10,569	9,547	11%
Mobile service revenue	2,722	2,549	7%		10,460	9,504	10%
-of which mobile data	323	271	19%		1,248	988	26%
EBITDA	1,534	1,333	15%		5,879	4,877	21%
EBITDA margin	56%	52%	3.5	p.p	56%	51%	4.5	p.p
Capex excl licenses	711	562	27%		1,440	1,438	0%
Capex excl licenses LTM/revenue					14%	15%

Mobile
Customers (mln)	2.7	2.7	(1%)
- of which mobile data customers	1.6	1.6	(0%)
ARPU (KGZ)	332	310	7%
MOU (min)	281	285	(1%)
Data uasge (MB)	302	157	92%

VimpelCom Ltd. 4Q 2015 | 28

ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	4Q15	4Q14	FY15	FY14
Unaudited

EBITDA	793	1,074	2,857	5,560

Depreciation	(363)	(421)	(1,550)	(1,996)
Amortization	(129)	(131)	(517)	(647)
Impairment loss	(136)	(1,037)	(245)	(976)
Loss on disposals of non-current assets	(16)	(21)	(38)	(68)

EBIT	148	(536)	506	1,873

Financial Income and Expenses	(184)	(114)	(777)	(1,025)
- including finance income	17	4	52	52
- including finance costs	(201)	(225)	(829)	(1,077)
Net foreign exchange (loss)/gain and others	(64)	(282)	(343)	(472)
- including Other non-operating (losses)/gains	(12)	145	(43)	122
- including Shares of loss of associates and joint ventures accounted for using the equity method	1	4	14	(38)
- including Net foreign exchange gain	(54)	(325)	(314)	(556)

EBT	(100)	(933)	(613)	375

Income tax expense	90	34	238	599

Profit/ (loss) from discontinued operations	252	(90)	263	(679)

Profit/(loss) for the year	62	(1,057)	(589)	(903)

Profit/(loss) for the year attributable to non-controlling interest	41	(166)	103	(256)

Profit for the year attributable to the owners of the parent	21	(890)	(691)	(647)

VimpelCom Ltd. 4Q 2015 | 29

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA OF VIMPELCOM

USD mln, unaudited	4Q15	4Q14	FY15	FY14

EBITDA	793	1,074	2,857	5,560

Transformation costs, of which	112		156
severance (restructuring) costs	31		31
other transformation costs at OpCo level	16		16
other transformation costs at HQ level	65		109
Expenses related to Uzbekistan investigation, of which	11		927
provision			900
legal costs	11		27
Other exceptional items in OpCos, of which	(18)	27	(14)	38
Russia site rent capitalization	(30)		(30)
Kazakhstan technical maintenance from CAPEX to OPEX		13		24
other	12	14	17	14
Settlement related to the 51% sale in Algeria		50		50
Deconsolidation of the CAR and Burundi in October 2014				(23)

Total exceptional items	105	77	1,069	65

EBITDA underlying	897	1,151	3,926	5,625

VimpelCom Ltd. 4Q 2015 | 30

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	31 December 2015	30 September 2015	31 December 2014
Net debt	5,496	5,437	19,992
Cash and cash equivalents	3,614	3,930	6,342
Long - term and short-term deposits	434	375	109
Gross debt	9,544	9,742	26,443
Interest accrued related to financial liabilities	180	127	410
Fair value adjustment	—	—	29
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	60	58	(106)
Derivatives not designated as hedges	5	3	259
Derivatives designated as hedges	—	2	89
Total other financial liabilities	9,788	9,932	27,124

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Average rates			Closing rates
	4Q15	4Q14	YoY	FY15	FY14	YoY	4Q15	3Q15	QoQ
Russian Ruble	65.94	47.42	39.0%	60.96	38.42	58.7%	72.88	66.24	10.0%
Euro	0.91	0.80	14.1%	0.90	0.75	19.5%	0.92	0.89	2.9%
Algerian Dinar	106.81	85.11	25.5%	100.37	80.61	24.5%	107.10	106.21	0.8%
Pakistan Rupee	104.94	101.89	3.0%	102.75	101.03	1.7%	104.73	104.46	0.3%
Bangladeshi Taka	78.46	77.52	1.2%	77.96	77.55	0.5%	78.25	77.78	0.6%
Ukrainian Hryvnia	22.85	14.43	58.3%	21.83	11.91	83.3%	24.00	21.53	11.5%
Kazakh Tenge	300.44	181.39	65.6%	222.25	179.12	24.1%	339.47	270.40	25.5%
Uzbekistan Som	2,712.0	2,393.5	13.3%	2,568.7	2,311.5	11.1%	2,810.0	2,621.0	7.2%
Armenian Dram	478.50	430.64	11.1%	477.82	415.75	14.9%	483.75	473.71	2.1%
Kyrgyz Som	72.25	56.99	26.8%	64.48	53.66	20.2%	75.90	68.84	10.3%
Georgian Lari	2.40	1.81	32.8%	2.27	1.77	28.6%	2.39	2.38	0.6%

1)	Functional currency in Tajikistan is USD

ATTACHMENT E: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	FY15	FY14	YoY
Total Revenue	4,428	4,633	(4%)
EBITDA	1,671	1,804	(7%)
D&A	(726)	(1,231)	n.m.
EBIT	945	573	n.m.
Financial Income and expenses	(526)	(1,385)	n.m.
EBT	419	(812)	n.m.
Income Tax	9	103	n.m.
Net profit/(loss)	428	(709)	n.m.

VimpelCom Ltd. 4Q 2015 | 31

ATTACHMENT F: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Italy Business Unit, visitors roaming revenue is included into service revenue for ARPU calculation.

Data customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. The Italy Business Unit measures fixed data customers based on the number of active contracts signed and mobile data includes customers that have performed at least one mobile Internet event in the previous month. The Russia Business Unit includes IPTV activities. For Kazakhstan and Eurasia subsidiaries, mobile data customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date. For Algeria, data customers are 3G customers who have performed at least one mobile data event on 3G network in the previous four months.

Capital expenditures (Capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

VimpelCom Ltd. 4Q 2015 | 32

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Algeria, Pakistan and Bangladesh units measure MOU based on billed minutes.

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

Operational expenses (Opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Eurasia based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, costs of content and sim-cards as well as costs of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 4Q 2015 | 33

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

Customers

BU Russia

Russia

BU Italy

Italy

BU Algaria

Algeria

BU Pakistan

Pakistan

BU Bangladesh

Bangladesh

BU Ukraine

Ukraine

BU Kazakhstan

Kazakhstan

BU Eurasia

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Laos

Average and closing rates of functional currencies to USD

		Average rates			Average rates			Closing rates
		4Q15	4Q14	YoY	FY15	FY14	YoY	4Q15	3Q15	Delta
Russian Ruble	RUB	65.94	47.42	39.0%	60.96	38.42	58.7%	72.88	66.24	10.0%
Euro	EUR	0.91	0.80	14.1%	0.90	0.75	19.5%	0.92	0.89	2.9%
Algerian Dinar	DZD	106.81	85.11	25.5%	100.37	80.61	24.5%	107.10	106.21	0.8%
Pakistan Rupee	PKR	104.94	101.89	3.0%	102.75	101.03	1.7%	104.73	104.46	0.3%
Bangladeshi Taka	BDT	78.46	77.52	1.2%	77.96	77.55	0.5%	78.25	77.78	0.6%
Ukrainian Hryvnia	UAH	22.85	14.43	58.3%	21.83	11.91	83.3%	24.00	21.53	11.5%
Kazakh Tenge	KZT	300.44	181.39	65.6%	222.25	179.12	24.1%	339.47	270.40	25.5%
Uzbekistan Som	UZS	2,712	2,393	13.3%	2,569	2,311	11.1%	2,809.98	2,621.00	7.2%
Armenian Dram	AMD	478.50	430.64	11.1%	477.82	415.75	14.9%	483.75	473.71	2.1%
Kyrgyz Som	KGS	72.25	56.99	26.8%	64.48	53.66	20.2%	75.90	68.84	10.3%
Georgian Lari	GEL	2.40	1.81	32.8%	2.27	1.77	28.6%	2.39	2.38	0.6%

VimpelCom Ltd. with Italy classified as held for sale from 3Q15 index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14 Pro Forma	2Q14 Pro Forma	3Q14 Pro Forma	4Q14 Pro Forma	1Q15 Pro Forma	2Q15 Pro Forma	3Q15	4Q15	FY14	FY15
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,301	13,517	9,625
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,193	13,231	9,332
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	793	5,560	2,857
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	34.4%	41.1%	29.7%
EBIT	770	766	873	(536)	308	530	(480)	148	1,873	506
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(100)	375	(613)
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	21	(647)	(691)

Capital expenditures (CAPEX)(6)	650	1,141	801	840	263	590	459	694	3,434	2,006
CAPEX excluding licenses(6)	531	764	739	799	210	462	448	634	2,833	1,753
CAPEX excluding licenses / revenue	15%	22%	21%	27%	9%	18%	18%	28%	21%	18%

Operating cash flow (EBITDA(7)-CAPEX excluding licenses)	965	705	781	275	727	607	570	265	2,727	2,173
OCF margin (%)	28%	20%	22%	9%	31%	24%	23%	12%	20%	23%

VimpelCom Ltd. before Italy was classified as held for sale

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	5,024	5,067	5,145	4,391	3,515	3,759	23,061	22,546	19,627
Service revenue	4,810	4,861	4,847	4,207	3,358	3,610	22,122	21,531	18,725
EBITDA	2,088	2,076	2,205	1,600	1,396	1,511	9,768	8,260	7,970
EBITDA margin (%)	41.6%	41.0%	42.9%	36.4%	39.7%	40.2%	42.4%	36.6%	40.6%
EBIT	924	938	1,143	(421)	879	646	4,171	346	2,586
Profit/(Loss) before tax	246	479	110	(1,016)	444	188	2,282	(2,024)	(181)
Net income/(loss)	38	100	104	(935)	184	108	1,539	(2,625)	(691)

Capital expenditures (CAPEX)	735	1,331	978	1,211	460	804	4,120	4,306	4,256
CAPEX excluding licenses	725	1,017	964	1,201	407	675	4,120	3,998	3,908
CAPEX excluding licenses / revenue	14%	20%	19%	27%	12%	18%	18%	18%	20%

Operating cash flow (EBITDA-CAPEX excluding licenses)	1,363	1,059	1,241	399	989	836	5,648	4,262	4,062
OCF margin (%)	27%	21%	24%	9%	28%	22%	24%	19%	21%

* Notes:

(1)	As a result of the succesful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
(4)	The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
(5)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.
(6)	Previous periods were restated due to alignment with the Group definition.
(7)	In 3Q15 the Company recorded the following exceptional items that effected EBITDA and net result:

EBITDA includes USD 916 million of provisions for investigations and other legal costs, as well as transformation costs of USD 44 million;

underlying net profit also includes USD 236 million write off of goodwill and tax reversal on Italy tower transaction

In 2015, VimpelCom has recognized exceptional items, totaling USD 1,069 million. The major items comprise USD 927 million of provisions for investigations and legal costs (of which USD 900 million is the provision for future costs related investigations by SEC/DOJ/OM), as well as transformation costs of USD 156 million related to the Group wide performance transformation program, partially offset by exceptional adjustments of USD 14 million

VimpelCom Ltd.

index page

(in millions)

Customers*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Russia	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	56.1	56.5	57.2	59.8
Algeria	17.4	17.1	17.6	17.7	17.1	17.1	16.9	17.0	16.7	17.6	17.7	17.0
Pakistan	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	36.1	37.6	38.5	36.2
Bangladesh	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	25.9	28.8	30.8	32.3
Ukraine	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.1	25.8	26.2	25.4
Kazakhstan	9.2	9.6	9.8	9.8	9.6	9.7	9.8	9.5	8.6	9.2	9.8	9.5
Uzbekistan	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	10.2	10.5	10.6	9.9
Armenia	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8	0.8
Tajikistan	1.3	1.3	1.3	1.3	1.3	1.2	1.2	1.2	1.1	1.3	1.3	1.2
Georgia	1.1	1.1	1.3	1.3	1.3	1.3	1.4	1.3	1.0	1.1	1.3	1.3
Kyrgystan	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.7	2.5	2.7	2.7	2.7
Laos	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.2	0.2
Total without Italy**							195.3	196.3				196.3
Italy	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	21.7	22.3	21.6	21.1
Total on combined basis	213.1	215.2	218.5	218.7	216.5	213.4	216.6	217.4	206.0	214.3	218.7	217.4

*	The numbers exclude customers of Wind Canada, CAR, Burundi and Zimbabwe, customers for Algeria have been restated
**	Starting from 3Q15 Italian business is classified as held for sale

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY13	FY14	FY15
Total operating revenue	2,304	2,334	2,298	2,173	1,893	1,964	2,021	1,580	1,067	1,292	1,154	1,089	9,109	7,459	4,602
EBITDA	963	997	980	876	760	813	827	580	421	524	455	408	3,815	2,980	1,807
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	37.5%	41.9%	40.0%	39.2%
Capital expenditures (CAPEX)	220	355	395	852	325	392	419	423	84	216	202	403	1,822	1,559	906
CAPEX excluding licenses	220	355	395	852	315	378	405	416	80	212	198	343	1,822	1,514	833
Operating cash flow (EBITDA-CAPEX excluding licenses)	743	642	585	24	445	435	422	164	341	312	257	65	1,993	1,466	974
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	10%	32%	24%	22%	5%	22%	20%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY13	FY14	FY15
Total operating revenues	1,911	1,937	1,902	1,786	1,540	1,604	1,651	1,275	870	1,078	973	915	7,536	6,070	3,836
Service Revenue (Mobile)	1,776	1,833	1,854	1,730	1,500	1,569	1,600	1,208	839	1,043	930	859	7,193	5,877	3,672
Data Revenue (Mobile)	236	242	246	270	251	256	272	224	167	202	182	183	994	1,003	733
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	56.5	57.2	59.8
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	33.8	31.8	34.3	n.a.	n.a.	34.3
ARPU (USD)	10.6	10.8	10.6	10.1	8.9	9.3	9.3	7.0	4.9	6.1	5.3	4.7	n.a.	n.a.	n.a.
MOU, min	277	294	290	293	287	310	311	316	303	320	319	319	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15%	14%	15%	18%	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	13.4%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	1,384	1,467	1,712	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY13	FY14	FY15
Total operating revenue	393	397	395	387	353	360	370	305	197	214	181	174	1,572	1,388	766
Service revenue	387	392	392	381	348	355	366	303	196	213	181	171	1,552	1,372	761
Broadband revenue	105	100	95	97	91	93	86	69	51	58	46	41	397	339	196
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.3	2.3	2.2
Broadband ARPU (USD)	14.5	14.0	13.5	13.9	13.1	13.5	12.5	10.2	7.4	8.6	6.8	6.2	n.a.	n.a.	n.a.
FTTB revenue	101	98	92	94	88	90	83	69	50	57	45	41	385	330	193
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.3	2.3	2.2
FTTB ARPU (USD)	14.6	14.1	13.5	13.9	13.1	13.5	12.5	10.3	7.4	8.6	6.8	6.2	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY13	FY14	FY15
Total operating revenue	70,080	73,816	75,354	70,660	66,148	68,722	73,082	73,947	66,276	68,035	72,369	71,747	289,910	281,898	278,427
EBITDA	29,292	31,519	32,131	28,479	26,548	28,468	29,878	27,042	26,130	27,536	28,466	26,887	121,421	111,935	109,020
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	37.5%	41.9%	39.7%	39.2%
Capital expenditures (CAPEX)	6,711	11,264	12,946	27,871	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	58,792	61,309	56,775
CAPEX excluding licenses *	6,711	11,264	12,946	27,871	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	58,792	59,675	52,069
Operating cash flow (EBITDA-CAPEX excluding licenses)	22,581	20,255	19,185	608	15,403	15,250	15,214	6,394	20,951	16,372	16,108	3,519	62,629	52,261	56,951
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	9%	32%	24%	22%	5%	22%	21%	19%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY13	FY14	FY15
Total operating revenue	58,117	61,254	62,395	58,087	53,805	56,133	59,691	59,637	54,024	56,758	61,005	60,302	239,852	229,266	232,088
Service revenue	54,003	57,959	60,804	56,253	52,385	54,883	57,810	56,360	52,148	54,926	58,307	56,543	229,020	221,438	221,925
Data Revenue	7,194	7,649	8,054	8,792	8,755	8,957	9,829	10,523	10,362	10,634	11,442	12,253	31,689	38,065	44,691
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	56.5	57.2	59.8
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	33.8	31.8	34.3	n.a.	n.a.	34
ARPU (RUB)	321	341	349	327	310	326	336	325	305	321	330	314	n.a.	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	311	316	303	320	319	319	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	15%	16%	16%	13%	13%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	1,384	1,467	1,712	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY13	FY14	FY15
Total operating revenue	11,963	12,561	12,960	12,574	12,343	12,589	13,391	14,309	12,252	11,278	11,364	11,445	50,058	52,632	46,339
Service revenue	11,774	12,396	12,841	12,402	12,175	12,444	13,228	14,217	12,200	11,235	11,327	11,279	49,413	52,064	46,041
Broadband revenue	3,187	3,173	3,119	3,152	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	12,632	12,771	11,983
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.3	2.3	2.2
Broadband ARPU (RUB)	440	443	443	451	457	474	454	477	459	451	428	432	n.a.	n.a.	n.a.
FTTB revenue	3,086	3,084	3,024	3,056	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	12,250	12,434	11,760
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.3	2.3	2.2
FTTB ARPU (RUB)	443	446	443	450	457	473	454	477	459	451	428	432	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	1,229	1,266	1,250	1,237	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	5,427	4,983	4,633	4,428
EBITDA	461	475	507	500	430	435	521	418	406	397	427	441	2,062	1,943	1,804	1,671
EBITDA margin (%)	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	38.0%	39.0%	38.9%	37.7%
Capital expenditures (CAPEX)*	298	183	153	291	137	173	187	261	172	186	170	251	1,000	924	757	779
CAPEX excluding licenses**	298	183	153	291	137	173	187	261	172	186	170	251	905	924	757	779
Operating cash flow (EBITDA-CAPEX excluding licenses)***	299	292	354	209	293	262	334	157	234	212	256	190	1,157	1,154	1,046	892
OCF margin (%)	24%	23%	28%	17%	26%	23%	27%	14%	22%	20%	24%	16%	21%	23%	23%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	888	927	926	907	827	832	848	820	781	800	818	880	3,958	3,648	3,328	3,278
Service revenue	815	828	839	800	729	737	763	746	705	720	752	736	3,677	3,282	2,975	2,912
Data Revenue	106	116	134	131	132	137	152	152	154	159	172	168	361	488	573	652
Customers (mln)	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	21.7	22.3	21.6	21.1
Data customers (mln)****	6.7	7.6	8.2	8.8	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	5.8	8.8	10.2	11.6
ARPU (€)	12.4	12.4	12.5	11.9	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	n.a.	n.a.	n.a.	n.a.
of which :
ARPU voice (€)	8.3	8.2	7.8	7.5	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	n.a.	n.a.	n.a.	n.a.
ARPU data (€)	4.1	4.2	4.7	4.4	4.2	4.3	4.6	4.5	4.5	4.6	4.9	4.8	n.a.	n.a.	n.a.	n.a.
MOU (min.)	216	233	240	256	254	261	262	274	267	275	263	274	n.a.	n.a.	n.a.	n.a.
Total traffic (mln. min.)	14,166	15,512	16,093	17,142	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	n.a.	n.a.	n.a.	n.a.
Churn, annualised rate (%)	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	341	339	325	330	316	314	372	302	297	283	272	298	1,470	1,335	1,305	1,150
Service revenue	332	330	312	320	306	303	291	292	278	277	272	268	1,376	1,295	1,192	1,096
Total voice customers (mln)	3.1	3.0	3.0	3.0	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	3.1	3.0	2.8	2.8
of which :
Total DIRECT voice customers (mln)	2.5	2.5	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.4	2.4	2.4
Total INDIRECT voice customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.6	0.5	0.4	0.4
Total fixed-line ARPU (€)	31.3	31.2	30.0	30.3	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	n.a.	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	4,449	4,036	3,209	3,888	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	n.a.	n.a.	n.a.	n.a.

Total Internet customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.2	2.3
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.3
Broadband ARPU (€)	20.2	20.2	20.4	20.5	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	n.a.	n.a.	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	1.8	1.9	1.9	2.0

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile data include customers that have performed at least one mobile Internet event in the previous month

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,213	1,198	1,212	1,289	n.a.	n.a.	n.a.	4,913
EBITDA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	459	444	478	497	n.a.	n.a.	n.a.	1,878
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	37.7%	36.7%	39.1%	38.5%	n.a.	n.a.	n.a.	38.2%
Capital expenditures (CAPEX)*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	192	275	n.a.	n.a.	n.a.	869
CAPEX excluding licenses**	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	192	275	n.a.	n.a.	n.a.	869
Operating cash flow (EBITDA-CAPEX excluding licenses)***	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	265	237	286	222	n.a.	n.a.	n.a.	1,009
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22%	20%	24%	16%	n.a.	n.a.	n.a.	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	910	963	n.a.	n.a.	n.a.	3,464
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	836	806	n.a.	n.a.	n.a.	3,233
Data Revenue *****	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	167	178	180	199	n.a.	n.a.	n.a.	724
Customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	19.2	19.1	21.3	21.1	n.a.	n.a.	n.a.	21.1
Data customers (mln)****	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	10.9	11.0	11.3	11.6	n.a.	n.a.	n.a.	11.6
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.8	12.6	13.0	12.5	n.a.	n.a.	n.a.	n.a.
of which :	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.					n.a.	n.a.	n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	6.9	7.4	7.5	7.2	n.a.	n.a.	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.9	5.2	5.5	5.3	n.a.	n.a.	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	267	275	263	274	n.a.	n.a.	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	17,188	17,538	16,853	17,448	n.a.	n.a.	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	35.1%	25.2%	27.9%	28.8%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	334	313	302	326	n.a.	n.a.	n.a.	1,275
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	313	307	303	293	n.a.	n.a.	n.a.	1,217
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.8	2.8	2.8	2.8	n.a.	n.a.	n.a.	2.8
of which :
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.4	2.4	2.4	2.4	n.a.	n.a.	n.a.	2.4
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.4	0.4	0.4	0.4	n.a.	n.a.	n.a.	0.4
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	30.2	31.4	31.3	30.6	n.a.	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	3,137	2,819	2,357	2,763	n.a.	n.a.	n.a.	n.a.

Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.3	2.3	n.a.	n.a.	n.a.	2.3
of which :
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.2	2.3	n.a.	n.a.	n.a.	2.3
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22.8	23.8	23.8	22.7	n.a.	n.a.	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.0	2.0	2.0	2.0	n.a.	n.a.	n.a.	2.0

*****	Previous periods were restated due to alignment with the Group definition.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14***	1Q15	2Q15	3Q15	4Q15	FY12	FY13*	FY14***	FY15
Total operating revenue	434	464	450	448	429	437	429	396	323	328	325	299	1,841	1,796	1,690	1,273
Service revenue	432	463	449	447	428	434	422	393	320	326	321	292	1,841	1,791	1,678	1,259
EBITDA	256	279	258	261	247	238	225	198	169	175	178	162	1,094	1,054	907	684
EBITDA margin (%)	59.1%	60.1%	57.2%	60.1%	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	59.5%	59.1%	53.5%	53.7%
Capital expenditures (CAPEX)	9	17	7	89	60	162	84	109	45	46	33	69	47	122	415	192
CAPEX excluding licenses	9	17	7	51	60	162	84	109	45	46	33	69	47	84	415	192
Data Revenue	1.8	2.0	2.5	2.1	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	5.8	8.4	21.8	45.9
Customers (mln)**	16.6	16.8	17.0	17.6	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	17.6	17.7	17.0
ARPU (USD)	8.6	9.2	8.4	8.6	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	n.a.	n.a.	n.a.	n.a.
MOU billed (min) ****	263	278	216	211	215	218	213	204	196	218	200	375	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	398	376	416	n.a.	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	248	262	251	210	187	76	141	116	124	129	145	93	1,047	971	520	491
OCF margin (%)	57%	56%	56%	47%	44%	17%	33%	29%	38%	39%	45%	31%	57%	54%	31%	39%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	34.1	36.7	36.2	36.0	33.5	34.5	34.4	33.7	30.0	32.2	33.4	31.9	143.1	142.8	136.2	127.6
Service revenue	34.0	36.6	36.0	36.0	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	143.2	142.7	135.0	126.1
EBITDA	20.2	22.0	21.0	22.0	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	85.0	85.0	72.6	68.6
EBITDA margin (%)	59.2%	60.1%	57.2%	60.1%	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	59.5%	59.1%	53.5%	53.7%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	n.a.	n.a.	n.a.	19.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	n.a.	n.a.	n.a.	19.5
Data Revenue	0.1	0.2	0.2	0.2	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	0.5	0.7	1.6	4.6
Customers (mln)**	16.6	16.8	17.0	17.6	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	17.6	17.7	17.0
ARPU (DZD) *****	677	727	680	689	631	657	648	622	569	620	620	608	n.a.	n.a.	n.a.	n.a.
MOU billed (min) ****	263	278	216	211	215	205	213	204	196	200	200	375	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	398	376	416	n.a.	n.a.	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off provisions related to the 51% sale in Algeria
**	Customer base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue and restated in 1Q14-1Q15 to align with three month active definition This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.
***	4Q14 EBITDA excludes USD 50 mln (DZD 4 bln) one-off provisions related to the 51% sale in Algeria
****	Starting from 4Q15 MOU is reported (not MOU billed) due to alignment with the Group policies.
*****	Previous periods were restated due to alignment with the Group definition.

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	278	289	259	240	251	268	241	251	249	257	252	256	1,132	1,066	1,010	1,014
Service revenue	268	280	250	231	241	256	230	239	236	244	238	241	1,123	1,029	966	960
EBITDA	117	125	111	89	99	104	84	99	96	106	103	104	488	442	386	409
EBITDA margin (%)	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	43.1%	41.5%	38.2%	40.4%
Capital expenditures (CAPEX)	9	39	52	90	55	410	97	89	26	79	65	68	173	190	651	238
CAPEX excluding licenses	9	39	52	90	55	110	97	89	26	79	65	68	173	190	351	238
Data Revenue	6.8	7.8	8.7	8.6	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	24.5	31.9	48.7	85.6
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	36.1	37.6	38.5	36.2
ARPU (USD)	2.5	2.5	2.2	2.0	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	n.a.	n.a.	n.a.	n.a.
MOU billed (min) *	228	233	222	222	213	230	236	273	301	355	369	689	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	350	341	n.a.	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	108	86	59	(1)	44	(6)	(13)	10	70	27	39	35	315	252	35	171
OCF margin (%)	39%	30%	23%	0%	18%	(2%)	(5%)	4%	28%	11%	15%	14%	28%	24%	3%	17%
(in PKR billions, unless stated otherwise, unaudited)
MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	27.0	28.5	26.7	25.7	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	106.3	108.0	102.1	104.2
Service revenue	26.3	27.6	25.7	24.5	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	104.8	104.1	97.6	98.6
EBITDA	11.5	12.3	11.5	9.6	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	45.6	44.5	39.0	42.0
EBITDA margin (%)	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	43.1%	41.5%	38.2%	40.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	n.a.	n.a.	n.a.	24.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	n.a.	n.a.	n.a.	24.5
Data Revenue	0.7	0.8	0.9	0.9	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	2.3	3.3	4.9	8.8
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	36.1	37.6	38.5	36.2
ARPU (PKR)	244	249	229	219	216	214	195	204	203	225	230	228	n.a.	n.a.	n.a.	n.a.
MOU billed (min) *	228	233	222	222	213	230	236	273	301	355	369	689	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	350	341	n.a.	n.a.	n.a.	n.a.

*	Starting from 4Q15 MOU is reported (not MOU billed) due to alignment with the Group policies.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	118	129	129	128	134	141	142	146	147	151	154	153	554	504	563	604
Service revenue	118	129	129	122	132	139	140	144	145	149	151	151	554	498	556	596
EBITDA	49	48	47	43	49	54	56	60	60	63	69	51	192	187	219	242
EBITDA margin (%)	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	34.7%	37.1%	38.9%	40.1%
Capital expenditures (CAPEX)	12	13	127	131	27	43	50	59	12	32	49	42	126	282	178	134
CAPEX excluding licenses	12	13	17	131	27	43	50	59	12	32	49	42	126	172	178	134
Data Revenue	2.5	2.8	3.8	4.0	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	6.8	13.1	23.2	41.6
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	25.9	28.8	30.8	32.3
ARPU (USD)	1.5	1.6	1.5	1.4	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	n.a.	n.a.	n.a.	n.a.
MOU billed (min) *	175	198	189	183	188	201	200	186	199	203	151	305	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	104	134	n.a.	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	37	36	30	(88)	23	11	7	1	48	31	20	9	65	15	41	108
OCF margin (%)	31%	28%	23%	(69%)	17%	8%	5%	0%	32%	21%	13%	6%	12%	3%	7%	18%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	9.3	10.1	10.0	10.0	10.2	10.9	11.0	11.3	11.4	11.8	11.9	12.0	45.6	39.4	43.7	47.1
Service revenue	9.3	10.0	10.0	9.5	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	45.6	38.8	43.1	46.4
EBITDA	3.8	3.7	3.6	3.4	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	16.0	14.6	17.0	18.9
EBITDA margin (%)	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	34.7%	37.1%	38.9%	40.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	n.a.	n.a.	n.a.	10.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	n.a.	n.a.	n.a.	10.5
Data Revenue	0.20	0.22	0.29	0.31	0.30	0.39	0.49	0.58	0.67	0.73	0.89	0.96	0.55	1.02	1.76	3.25
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	25.9	28.8	30.8	32.3
ARPU (BDT)	119	126	121	110	117	121	120	122	119	120	121	121	n.a.	n.a.	n.a.	n.a.
MOU billed (min) *	175	198	189	183	188	201	200	186	199	203	151	305	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	104	134	n.a.	n.a.	n.a.	n.a.

*	Starting from 4Q15 MOU is reported (not MOU billed) due to alignment with the Group policies.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	396	401	420	394	335	259	252	216	151	154	166	152	1,676	1,611	1,062	622
EBITDA	194	192	208	186	162	115	114	92	63	70	84	75	859	781	483	292
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.1%	51.3%	48.5%	45.2%	47.0%
Capital expenditures (CAPEX)	42	48	66	56	35	30	35	37	45	178	38	38	231	212	137	298
CAPEX excluding licenses	42	48	66	56	35	30	35	37	32	54	36	38	231	212	137	160
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	144	143	130	127	85	79	55	31	16	48	37	628	569	346	133
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	20%	10%	29%	24%	37%	35%	32%	21%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	362	367	384	359	305	236	232	200	140	143	155	141	1,551	1,473	973	578
Service revenue	355	360	376	357	305	235	231	199	139	142	154	140	1,522	1,448	970	576
Data Revenue	26.4	27.0	29.3	29.9	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	102.0	112.6	85	66
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.1	25.8	26.2	25.4
ARPU (USD)	4.6	4.6	4.8	4.6	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	n.a.	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	537	562	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	33	33	36	35	30	24	20	16	11	11	11	11	125	137	90	45
Service revenue	33	33	36	35	29	24	20	16	11	11	11	11	124	137	89	45
Broadband revenue	12	13	13	13	13	10	9	8	6	6	6	6	34	51	40	24
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8	0.8
Broadband ARPU (USD)	6.3	6.2	6.1	6.0	5.6	4.0	3.6	3.2	2.3	2.5	2.5	2.5	n.a.	n.a.	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	3,162	3,201	3,359	3,149	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	13,392	12,871	12,231	13,475
EBITDA	1,550	1,536	1,666	1,487	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	6,867	6,239	5,526	6,332
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	51.3%	48.5%	45.2%	47.0%
Capital expenditures (CAPEX)	336	383	525	447	305	354	445	554	1,033	3,999	833	875	1,848	1,690	1,658	6,740
CAPEX excluding licenses**	336	383	525	447	305	350	444	554	742	1,176	778	869	1,848	1,690	1,652	3,566
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,215	1,153	1,141	1,040	1,125	999	991	757	535	336	1,057	837	5,019	4,549	3,874	2,766
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	17%	10%	29%	24%	37%	35%	32%	21%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	2,897	2,936	3,069	2,866	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	12,397	11,768	11,212	12,508
Service revenue	2,836	2,879	3,008	2,856	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	12,152	11,579	11,190	12,475
Data Revenue	210.7	216.0	234.0	239.0	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449.1	816	900	984	1,442
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.1	25.8	26.2	25.4
ARPU (UAH)	36.5	36.5	38.2	36.5	34.6	35.7	37.0	36.1	36.0	38.7	42.2	41.3	n.a.	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	537	562	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	265	265	290	283	260	280	255	225	233	238	238	257	996	1,103	1,020	967
Service revenue	265	265	290	282	259	279	254	225	233	238	238	257	995	1,102	1,017	967
Broadband revenue	96	101	104	107	114	111	107	111	117	132	132	143	275	408	443	524
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8	0.8
Broadband ARPU (UAH)	50.0	49.7	48.8	48.1	49.1	47.1	44.6	45.5	47.7	53.4	54.2	59.0	n.a.	n.a.	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition
**	Previous periods were restated due to alignment with the Group definition.

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	191	208	218	213	190	207	223	219	180	186	197	193	164	169	156	109	829	840	756	598
EBITDA	86	98	113	99	89	99	98	105	86	90	95	78	81	82	66	46	394	391	349	276
EBITDA margin (%)	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	42.5%	41.9%	47.6%	46.5%	46.2%	45.5%
Capital expenditures (CAPEX)	13	45	52	57	25	37	39	58	9	17	26	57	7	22	18	25	166	159	109	71
CAPEX excluding licenses	13	45	52	57	25	37	39	58	9	17	26	57	7	22	18	25	166	159	109	71
Operating cash flow (EBITDA-CAPEX excluding licenses)	73	53	61	41	64	62	59	47	77	73	69	21	74	60	48	21	228	232	240	205
OCF margin (%)	39%	25%	28%	19%	34%	30%	26%	21%	42%	39%	35%	11%	45%	36%	31%	19%	27%	28%	32%	32%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	179	194	204	198	174	188	202	198	160	165	177	172	144	149	137	94	775	761	674	523
Service revenue	179	194	204	198	173	188	202	198	159	165	177	172	144	148	135	91	775	761	673	518
Data Revenue	15.8	14.0	16.4	20.6	21.5	21.3	22.6	25.7	23.4	21.5	26.8	30.9	30.0	28.0	26.0	18.3	66.8	91.1	103	102
Customers (mln)	8.4	8.5	8.6	8.6	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	9.7	9.8	9.5	8.6	9.2	9.8	9.5
Mobile data customers (mln)	4.6	4.4	4.6	4.7	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	5.1	5.2	5.0	4.7	5.2	5.4	5.0
ARPU (USD)	7	8	8	8	7	7	7	7	6	6	6	6	5	5	4	3	n.a.	n.a.	n.a.	n.a.
MOU (min)	180	211	222	237	254	300	311	301	293	326	317	298	273	292	292	294	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14%	13%	14%	15%	13%	11%	12%	13%	13%	11%	13%	14%	13%	12%	13%	15%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	416	612	822	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	12	14	14	15	17	19	21	21	20	21	20	21	20	20	19	15	55	78	82	75
Service revenue	12	13	14	15	16	19	21	21	20	21	20	21	20	20	19	15	54	77	82	75
Broadband revenue	4	5	5	7	9	9	8	9	9	8	8	9	12	9	10	6	20	34	34	37
Broadband customers (mln)	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.4	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	16	16	16	17	18	17	17	18	16	14	14	15	20	14	12	10	n.a.	n.a.	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	28,237	30,746	32,626	32,055	28,650	31,300	34,068	33,730	30,453	33,920	35,928	34,966	30,284	31,408	33,232	32,694	123,665	127,748	135,267	127,618
EBITDA	12,706	14,456	16,828	14,822	13,373	14,991	14,966	16,105	14,558	16,532	17,343	14,061	14,981	15,265	14,108	13,714	58,814	59,435	62,492	58,067
EBITDA margin (%)	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	42.5%	41.9%	47.6%	46.5%	46.2%	45.5%
Capital expenditures (CAPEX)	1,826	6,617	7,724	8,639	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	4,066	4,033	7,616	24,806	24,241	19,669	16,954
CAPEX excluding licenses	1,826	6,617	7,724	8,639	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	4,066	4,033	7,616	24,806	24,241	19,669	16,954
Operating cash flow (EBITDA-CAPEX excluding licenses)	10,880	7,839	9,104	6,183	9,676	9,364	8,949	7,205	12,921	13,362	12,517	4,004	13,742	11,200	10,075	6,097	34,006	35,194	42,823	41,113
OCF margin (%)	39%	25%	28%	19%	34%	30%	26%	21%	42%	39%	35%	11%	45%	36%	30%	19%	27%	28%	32%	32%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	26,459	28,748	30,566	29,770	26,149	28,383	30,911	30,513	27,009	30,167	32,284	31,183	26,564	27,617	29,166	28,093	115,543	115,956	120,643	111,440
Service revenue	26,453	28,733	30,488	29,763	26,129	28,343	30,882	30,482	26,976	30,131	32,257	31,148	26,537	27,571	28,789	27,141	115,438	115,835	120,513	110,039
Data Revenue	2,348	2,079	2,448	3,100	3,232	3,219	3,463	3,956	3,947	3,927	4,883	5,603	5,456	5,251	5,471	5,490	9,975	13,870	18,359	21,668
Customers (mln)	8.3637	8.4966	8.5958	8.5888	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	9.7	9.8	9.5	8.6	9.2	9.2	9.5
Mobile data customers (mln)	4.6	4.4	4.6	4.7	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	5.1	5.2	5.0	4.7	5.2	5.4	5.0
ARPU (KZT)	1,049	1,137	1,187	1,156	1,012	1,101	1,141	1,110	975	1,058	1,098	1,041	898	934	954	907	n.a.	n.a.	n.a.	n.a.
MOU (min)	180	211	222	237	254	300	311	301	293	326	317	298	273	292	292	294	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14%	13%	14%	15%	13%	11%	12%	13%	13%	11%	13%	14%	14%	12%	13%	15%	n.a.	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	416	612	822	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	1,778	2,000	2,065	2,286	2,500	2,917	3,208	3,217	3,444	3,753	3,644	3,783	3,720	3,791	4,067	4,601	8,129	11,842	14,624	16,179
Service revenue	1,763	1,982	2,040	2,265	2,480	2,940	3,147	3,214	3,412	3,748	3,608	3,769	3,707	3,779	4,057	4,586	8,050	11,781	14,565	16,129
Broadband revenue *	533	667	733	1,008	1,280	1,315	1,289	1,439	1,514	1,502	1,445	1,844	1,865	1,831	1,773	1,943	2,941	5,323	6,880	7,412
Broadband customers (mln)	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.4	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (KZT)	2,296	2,341	2,395	2,617	2,651	2,600	2,597	2,707	2,685	2,632	2,581	3,024	3,726	2,597	2,575	3,067	n.a.	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13*	FY14	FY15
Total operating revenue	157	167	176	173	163	179	190	186	167	175	186	183	463	672	718	711
EBITDA	102	108	116	21	105	115	127	115	105	113	99	121	253	347	461	437
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	65.9%	54.6%	51.5%	64.2%	61.5%
Capital expenditures (CAPEX)	59	35	65	-17	21	10	20	28	0	1	34	20	137	142	79	54
CAPEX excluding licenses	59	35	65	-17	21	10	20	28	0	1	34	20	137	142	79	54
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	73	51	38	84	104	106	87	105	111	65	101	116	205	381	383
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	47%	63%	64%	35%	55%	25%	31%	53%	54%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	155	165	174	171	161	177	189	184	166	174	184	182	455	665	711	706
Service revenue	154	164	174	171	161	176	189	184	165	174	183	182	451	663	710	704
Data Revenue	20.2	21.5	25.7	27.3	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.7	47.1	94.8	132.3	136.0
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	10.2	10.5	10.6	9.9
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.8	5.4	5.5	4.7
ARPU (USD)	5.0	5.3	5.6	5.0	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	n.a.	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	553	540	481	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	11%	12%	9%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	1.9	1.9	2.0	2.0	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	8.3	7.8	8.0	5.4
Service revenue	1.9	1.9	1.9	1.8	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	8.3	7.5	7.8	5.3
Broadband revenue	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.6	0.6	0.5	0.5	0.5	3.0	2.8	2.7	2.1
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	13.3	12.8	12.3	13.0	21.0	19.0	14.0	16.9	16.7	16.8	15.4	14.0	n.a.	n.a.	n.a.	n.a

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13*	FY14	FY15
Total operating revenue	316	345	373	378	363	409	446	445	409	442	480	497	883	1,412	1,662	1,829
EBITDA	206	223	246	43	234	262	296	274	257	284	255	328	483	719	1,066	1,124
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	54.6%	51.5%	64.2%	61.5%
Capital expenditures (CAPEX)	118	72	138	-39	46	23	47	67	0	3	87	53	260	289	184	143
CAPEX excluding licenses	118	72	138	-39	46	23	47	67	0	3	87	53	260	289	184	143
Operating cash flow (EBITDA-CAPEX excluding licenses)	88	151	108	82	188	239	249	207	257	281	168	275	224	429	882	981
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	46%	63%	64%	35%	55%	25%	31%	53%	54%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	312	341	369	374	359	405	442	441	406	439	476	494	867	1,396	1,646	1,815
Service revenue	310	340	368	373	358	404	441	441	405	439	475	493	859	1,392	1,643	1,811
Data Revenue	40.7	44.6	54.5	59.5	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.4	89.8	199.3	306.4	349.2
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	10.2	10.5	10.6	9.9
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.8	5.4	5.5	4.7
ARPU (UZS)	9,986	10,983	11,854	11,821	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	n.a.	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	553	540	481	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	11%	12%	9%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	3.8	4.0	4.1	3.9	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	15.7	15.8	15.8	13.8
Service revenue	3.7	4.0	4.1	3.9	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	15.5	15.7	15.6	13.4
Broadband revenue	1.5	1.5	1.5	1.5	1.5	1.5	1.6	1.5	1.4	1.3	1.3	1.3	5.6	5.9	6.1	5.4
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (UZS)	26,737	26,460	26,144	28,293	46,631	43,076	43,970	40,462	45,518	42,404	40,215	38,858	n.a.	n.a.	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses

Armenia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	35	35	37	38	33	34	39	32	26	28	30	27	158	145	138	111
EBITDA	14	14	16	13	12	13	15	6	9	11	12	7	63	57	46	40
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	19.3%	35.2%	40.5%	40.7%	25.1%	39.8%	39.4%	32.5%	35.6%
Capital expenditures (CAPEX)	1	2	4	4	1	2	5	6	2	2	5	7	15	11	14	16
CAPEX excluding licenses	1	2	4	4	1	2	5	6	2	2	5	7	15	11	14	16
Operating cash flow (EBITDA-CAPEX excluding licenses)	12	12	12	9	11	11	10	—	7	9	7	(1)	48	46	32	23
OCF margin (%)	35%	35%	32%	24%	33%	30%	26%	0%	27%	32%	23%	-2%	30%	32%	22%	21%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	15	15	17	17	14	15	18	15	12	13	15	13	71	64	62	53
Service revenue	14	15	17	16	13	15	17	14	11	12	14	12	64	62	59	50
Data Revenue	1.29	1.24	1.29	1.36	1.39	1.38	1.50	1.47	1.33	1.38	1.54	1.51	4.3	5.1	5.7	5.8
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.4	0.4
ARPU (USD)	6.0	6.7	6.9	7.7	6.3	6.7	7.4	6.0	4.7	5.0	5.5	4.6	n.a.	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	366	354	350	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	9.7%	11.2%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	Q4 2013	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	20	20	20	21	19	19	21	17	15	15	15	14	87	81	76	58
Service revenue	20	20	19	21	19	19	21	17	15	15	15	14	86	80	76	58
Broadband revenue *	5.6	5.4	5.4	5.4	5.1	4.9	4.7	4.4	3.9	3.9	3.8	3.8	22.6	21.8	19	15
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.2	0.2	0.2	0.1
Broadband ARPU (USD)	11.9	11.3	11.2	11.0	10.6	10.3	10.3	9.7	8.7	8.7	8.4	8.3	n.a.	n.a.	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	14,179	14,485	15,237	15,378	13,672	14,136	15,812	13,859	12,528	13,307	14,431	12,845	63,441	59,278	57,479	53,111
EBITDA	5,551	5,901	6,468	5,421	4,997	5,239	5,956	2,478	4,415	5,388	5,870	3,223	25,257	23,340	18,670	18,896
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	17.9%	35.2%	40.5%	40.7%	25.1%	39.8%	39.4%	32.5%	35.6%
Capital expenditures (CAPEX) *	525	776	1,576	1,759	501	1,025	1,977	2,605	975	1,183	2,179	3,493	6,100	4,636	6,108	7,830
CAPEX excluding licenses *	525	776	1,576	1,759	501	1,025	1,977	2,605	975	1,183	2,179	3,493	6,100	4,636	6,108	7,830
Operating cash flow (EBITDA-CAPEX excluding licenses)	5,025	5,125	4,892	3,662	4,496	4,214	3,979	(127)	3,440	4,205	3,690	(270)	19,157	18,704	12,562	11,065
OCF margin (%)	35%	35%	32%	24%	33%	30%	25%	-1%	27%	32%	25%	-2%	30%	32%	22%	21%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	5,966	6,267	7,214	6,812	5,856	6,297	7,158	6,429	5,568	6,298	7,227	6,337	28,605	26,259	25,740	25,429
Service revenue	5,739	6,189	7,086	6,573	5,519	6,033	6,935	6,155	5,355	5,918	6,718	5,669	25,502	25,587	24,642	23,659
Data Revenue	527	514	528	553	572	570	614	634	633	656	740	735	1,715	2,122	2,389	2,764
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.4	0.4
ARPU (AMD)	2,446	2,781	3,292	3,093	2,589	2,752	3,020	2,588	2,229	2,404	2,618	2,169	n.a.	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	366	354	350	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	9.7%	11.2%	n.a.	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	8,172	8,218	8,022	8,566	7,816	7,840	8,654	7,430	6,960	7,009	7,204	6,508	34,837	32,978	31,740	27,682
Service revenue	8,122	8,173	7,954	8,510	7,766	7,811	8,638	7,407	6,943	6,988	7,182	6,490	34,239	32,759	31,622	27,602
Broadband revenue *	2,288	2,241	2,224	2,189	2,095	2,011	1,934	1,899	1,876	1,865	1,830	1,804	9,082	8,942	7,938	7,375
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.2	0.2	0.2	0.1	0.2	0.2	0.1	0.1
Broadband ARPU (AMD)	4,863	4,690	4,612	4,461	4,369	4,260	4,189	4,174	4,136	4,150	4,038	4,032	n.a.	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	29	38	44	37	31	37	41	33	26	30	35	28	107	148	142	118
EBITDA	12	20	24	18	14	14	20	13	14	18	25	17	51	74	62	75
EBITDA margin (%)	42.5%	52.0%	53.8%	48.2%	46.6%	38.5%	49.9%	38.5%	52.8%	61.0%	72.7%	62.7%	47.9%	49.7%	43.5%	63.0%
Capital expenditures (CAPEX)	4	5	3	5	2	4	1	11	0	4	2	10	20	16	18	16
CAPEX excluding licenses	4	5	3	5	2	4	1	11	0	4	2	10	20	16	18	16
Operating cash flow (EBITDA-CAPEX excluding licenses)	9	15	21	13	13	11	19	2	13	14	23	8	31	57	44	59
OCF margin (%)	30%	40%	48%	34%	41%	29%	47%	5%	53%	47%	67%	28%	29%	39%	31%	50%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	28	37	43	36	31	37	41	33	26	30	35	28	103	144	142	118
Service revenue	29	37	43	36	31	37	41	33	26	30	35	28	102	145	142	118
Data Revenue	0.78	0.69	0.86	1.01	1.15	1.04	0.92	0.90	0.82	0.63	0.64	0.59	2.54	3.34	4.01	2.68
Customers (mln)	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.3	1.2	1.2	1.2	1.1	1.3	1.3	1.2
Mobile data customers (mln)	0.5	0.4	0.5	0.5	0.6	0.6	0.6	0.5	0.5	0.5	0.4	0.4	0.4	0.5	0.5	0.4
ARPU (USD)	8.2	10.4	11.7	9.6	7.9	9.6	10.7	8.6	6.8	8.0	9.7	7.8	n.a.	n.a.	n.a.	n.a.
MOU (min)	235	263	277	307	278	283	297	287	263	289	308	300	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	19.8%	20.7%	17.4%	18.0%	20.5%	20.5%	18.2%	19.6%	19.5%	20.6%	17.0%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	0.7	0.9	1.0	0.1	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	4.3	2.7	0.3	0.0

Georgia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	20	22	24	22	19	18	21	21	15	15	15	12	78	88	79	56
EBITDA	6	7	8	6	5	4	6	5	2	3	3	2	21	27	20	10
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.3%	21.6%	19.2%	15.0%	27.3%	30.4%	25.1%	17.7%
Capital expenditures (CAPEX)	1	2	12	4	2	3	6	10	40	5	5	9	13	18	21	60
CAPEX excluding licenses	1	2	12	4	2	3	6	8	4	5	5	9	13	18	18	23
Operating cash flow (EBITDA-CAPEX excluding licenses)	5	5	(4)	2	3	1	0	(3)	(1)	(2)	(2)	(8)	9	8	1	(13)
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	2%	(15%)	(9%)	(13%)	(11%)	(60%)	11%	11%	2%	(22%)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	19	20	23	21	18	17	20	19	13	12	14	11	77	83	74	51
Service revenue	18	19	22	20	17	17	20	19	13	12	13	11	73	79	73	49
Data Revenue	0.6	0.6	0.7	0.7	0.6	0.6	0.7	0.6	0.5	0.5	0.6	0.6	2.3	2.6	2.5	2.3
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.3	1.3	1.4	1.3	1.0	1.1	1.3	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.5
ARPU (USD)	6.3	6.4	6.4	5.9	5.0	4.9	5.3	4.5	3.2	3.0	3.1	2.7	n.a.	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	241	245	229	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	15.8%	20.4%	n.a.	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	1.1	1.3	1.2	1.0	1.0	0.4	1.2	1.8	1.6	2.7	1.7	1.0	1.6	4.6	4.4	7.0
Service revenue	1.1	1.3	1.2	1.2	0.9	0.4	1.2	1.8	1.6	2.7	1.7	1.0	1.5	4.8	4.3	7.0

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	33	36	40	38	33	31	37	39	30	34	36	30	129	147	140	130
EBITDA	9	11	14	11	9	8	10	8	4	7	7	4	35	45	35	23
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.2%	21.6%	19.2%	15.0%	27.3%	30.4%	25.1%	17.7%
Capital expenditures (CAPEX)	1	3	19	6	3	5	10	19	83	12	11	23	21	29	37	129
CAPEX excluding licenses	1	3	19	6	3	5	10	14	7	12	11	23	21	29	32	52
Operating cash flow (EBITDA-CAPEX excluding licenses)	8	8	(5)	5	6	3	0	(6)	(3)	(5)	(4)	(18)	14	16	3	(29)
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	0%	(15%)	(10%)	(15%)	(11%)	(60%)	11%	11%	2%	(22%)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	31	33	38	36	31	31	35	35	27	28	32	28	127	138	132	114
Service revenue	30	32	37	33	30	30	35	35	26	28	31	27	121	132	128	111
Data Revenue	1.0	0.9	1.1	1.1	1.1	1.1	1.3	1.0	1.1	1.2	1.5	1.5	3.9	4.2	4.5	5.3
Customers (mln)	0.97	1.01	1.10	1.09	1.11	1.15	1.25	1.25	1.28	1.30	1.37	1.3	1.0	1.1	1.3	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.5
ARPU (GEL)	10.4	11.0	11.0	10.0	8.7	8.5	9.2	8.2	6.7	6.9	7.2	6.4	n.a.	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	241	245	229	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	15.8%	20.4%	n.a.	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	1.8	2.2	2.0	2.1	2.0	0.7	2.2	3.3	3.3	6.2	4.0	2.3	2.6	8.1	8.2	15.8
Service revenue	1.8	2.2	2.0	2.1	1.6	0.7	2.2	3.3	3.3	6.2	4.0	2.3	2.5	8.1	7.8	15.8

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	44	51	53	44	38	44	51	45	38	43	45	38	161	192	178	164
EBITDA	22	29	27	19	17	23	27	23	21	24	26	21	91	97	90	91
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.5%	56.0%	57.0%	55.6%	56.3%	50.5%	51.1%	55.6%
Capital expenditures (CAPEX)	1	8	6	8	3	6	8	10	3	3	10	9	31	23	27	26
CAPEX excluding licenses	1	8	6	8	3	6	8	10	3	3	6	9	31	23	27	21
Operating cash flow (EBITDA-CAPEX excluding licenses)	21	21	21	11	14	17	19	14	18	21	20	12	60	74	64	70
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	48%	44%	30%	37%	38%	36%	42%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	44	51	53	44	38	44	51	45	38	43	45	38	161	192	178	164
Service revenue	44	51	53	44	38	44	51	45	38	42	45	38	160	192	178	163
Data Revenue	3.2	3.2	3.6	4.1	4.3	4.3	5.1	4.8	4.6	4.8	5.5	4.5	10.6	14.2	18.5	19.4
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.7	2.5	2.7	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.5	1.6	1.6	1.3	1.5	1.6	1.6
ARPU (USD)	6.2	7.4	7.0	5.6	4.7	5.6	6.3	5.4	4.6	5.1	5.3	4.6	n.a.	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	294	293	281	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	14%	19%	19%	n.a.	n.a.	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	2,577	2,892	2,760	7,582	9,316	9,547	10,569
EBITDA	1,069	1,380	1,326	927	899	1,234	1,410	1,333	1,253	1,445	1,647	1,534	4,266	4,702	4,877	5,879
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.6%	56.1%	56.9%	55.6%	56.3%	50.5%	51.1%	55.6%
Capital expenditures (CAPEX)	55	403	284	395	159	305	412	562	168	194	666	711	1,461	1,137	1,438	1,739
CAPEX excluding licenses	55	403	284	395	159	305	412	562	168	194	368	711	1,461	1,137	1,438	1,440
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,014	977	1,042	532	740	929	998	771	1,085	1,251	1,279	823	2,805	3,565	3,438	4,440
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	49%	44%	30%	37%	38%	36%	42%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY12	FY13	FY14	FY15
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	2,577	2,892	2,760	7,583	9,315	9,547	10,569
Service revenue	2,077	2,443	2,583	2,151	1,975	2,322	2,658	2,549	2,318	2,556	2,865	2,722	7,517	9,254	9,504	10,460
Data Revenue	153	155	178	200	221	229	266	272	282	293	350	323	499	686	988	1,248
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.7	2.5	2.7	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.5	1.6	1.6	1.3	1.5	1.6	1.6
ARPU, (KGS)	294	355	353	274	248	297	330	310	282	309	343	332	n.a.	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	294	293	281	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	14%	19%	19%	n.a.	n.a.	n.a.	n.a.

Asia (Laos)

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15		FY12	FY13	FY14	FY15
Total operating revenue*	11.9	7.8	7.0	6.7	8.3	8.0	7.0	5.5	5.1	4.7	4.3	4.1		60.8	33.4	28.5	18.2
EBITDA*	(0.9)	2.8	2.0	1.7	2.4	3.0	2.0	2.3	2.0	1.5	0.9	1.0	(9.9)		5.6	9.6	5.4
EBITDA margin (%)*	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	28.0%	42.7%	38.5%	31.2%	21.2%	25.1%		n.a.	16.9%	33.6%	29.6%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15		FY12	FY13	FY14	FY15
Customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2		0.3	0.3	0.2	0.2
ARPU (USD)	7.0	7.1	6.1	6.1	5.4	5.6	5.7	5.0	5.1	6.0	5.3	5.1		n.a.	n.a.	n.a.	n.a.

*	Vietnam operations were sold in April 2012, Cambodia operations were sold in April 2013